Nexa Resources S.A.

Consolidated financial statements at December 31, 2025, and report of independent registered public accounting firm

Contents

Consolidated financial statements

Consolidated income statement	3
Consolidated statement of comprehensive income	4
Consolidated balance sheet	5
Consolidated statement of cash flows	6
Consolidated statement of changes in shareholders’ equity	7

Nexa Resources S.A. Consolidated income statement Years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2025	2024	2023
Net revenues	6	3,002,055	2,766,481	2,573,233
Cost of sales	7	(2,289,159)	(2,228,410)	(2,274,357)
Gross profit		712,896	538,071	298,876

Operating expenses
Selling, general and administrative	7	(145,452)	(127,328)	(126,599)
Mineral exploration and project evaluation	8	(81,696)	(67,976)	(99,612)
Impairment reversal (loss) of long-lived assets	31	91,706	(32,870)	(114,643)
Other income and expenses, net	9	(79,483)	(33,511)	(110,584)
		(214,925)	(261,685)	(451,438)
Operating income (loss)		497,971	276,386	(152,562)

Results from associates’ equity
Share in the results of associates		21,143	21,223	23,536
		21,143	21,223	23,536
Net financial results	10
Financial income		29,900	24,028	25,793
Financial expenses		(306,496)	(245,828)	(213,473)
Other financial items, net		89,231	(147,660)	20,622
		(187,365)	(369,460)	(167,058)

Income (loss) before tax		331,749	(71,851)	(296,084)

Income tax (expense) benefit	11 (a)	(108,605)	(115,556)	4,274

Net income (loss) for the year		223,144	(187,407)	(291,810)
Attributable to NEXA's shareholders		132,626	(205,030)	(291,968)
Attributable to non-controlling interests		90,518	17,623	158
Net income (loss) for the year		223,144	(187,407)	(291,810)
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439
Basic and diluted earnings (losses) per share – USD	30 (f)	1.00	(1.55)	(2.20)

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Nexa Resources S.A. Consolidated statement of comprehensive income Years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2025	2024	2023
Net income (loss) for the year	1	223,144	(187,407)	(291,810)

Other comprehensive income (loss), net of income tax – items that can be reclassified to the income statement
Cash flow hedge accounting	16 (c)	(5,150)	(872)	732
Deferred income tax	11 (c)	1,349	981	(1,269)
Translation adjustment of foreign subsidiaries	30 (e)	79,357	(184,446)	81,413
		75,556	(184,337)	80,876

Other comprehensive income (loss), net of income tax - items that cannot be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	24 (c)	(328)	(1,572)	(583)
Deferred income tax	11 (c)	110	535	198
Changes in fair value of investments in equity instruments	14 (c)	126	(1,256)	(1,466)
		(92)	(2,293)	(1,851)
Other comprehensive income (loss) for the period, net of income tax		75,464	(186,630)	79,025

Total comprehensive income (loss) for the year		298,608	(374,037)	(212,785)
Attributable to NEXA’s shareholders		201,891	(378,759)	(217,840)
Attributable to non-controlling interests		96,717	4,722	5,055
Total comprehensive income (loss) for the year		298,608	(374,037)	(212,785)

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Nexa Resources S.A. Consolidated balance sheet Years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2025	2024
Assets
Current assets
Cash and cash equivalents	15 (a)	515,871	620,537
Financial investments		5,687	19,693
Other financial instruments	16 (a)	18,643	5,279
Trade accounts receivables	17 (a)	228,588	140,793
Inventory	18 (a)	414,395	325,196
Recoverable income tax		11,812	7,575
Other assets	19 (a)	77,225	88,195
		1,272,221	1,207,268

Non-current assets
Investments in equity instruments	14 (c)	5,219	5,093
Other financial instruments	16 (a)	18,124	3
Deferred income tax	11 (c)	307,293	236,887
Recoverable income tax		6,592	5,540
Other assets	19 (a)	211,427	135,726
Investments in associates		32,274	29,488
Property, plant and equipment	21 (a)	2,433,672	2,097,508
Intangible assets	22 (a)	877,928	834,687
Right-of-use assets	23 (a)	110,167	85,265
		4,002,696	3,430,197

Total assets		5,274,917	4,637,465

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	24 (a)	55,415	50,883
Lease liabilities	23 (b)	45,516	32,747
Other financial instruments	16 (a)	32,233	8,523
Trade payables	25 (a)	500,025	443,288
Confirming payables	26 (a)	415,388	268,175
Dividends payable		26,918	3,707
Asset retirement, restoration and environmental obligations	27 (a)	39,326	47,561
Provisions	28 (a)	23,558	13,481
Contractual obligations	29 (a)	18,166	31,686
Salaries and payroll charges		83,597	70,234
Tax liabilities		83,368	54,772
Other liabilities	19 (b)	143,834	120,236
		1,467,344	1,145,293

Non-current liabilities
Loans and financings	24 (a)	1,650,569	1,711,750
Lease liabilities	23 (b)	75,618	63,152
Other financial instruments	16 (a)	71,660	28,611
Asset retirement, restoration and environmental obligations	27 (a)	281,107	231,825
Tax liabilities		96,333	96,563
Provisions	28 (a)	29,913	32,151
Deferred income tax	11 (c)	177,945	132,535
Contractual obligations	29 (a)	72,596	69,272
Other liabilities	19 (b)	62,269	66,020
		2,518,010	2,431,879

Total liabilities		3,985,354	3,577,172

Shareholders’ equity	30
Attributable to NEXA’s shareholders		1,002,934	813,930
Attributable to non-controlling interests		286,629	246,363
		1,289,563	1,060,293
Total liabilities and shareholders’ equity		5,274,917	4,637,465

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Nexa Resources S.A. Consolidated statement of cash flows Years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2025	2024	2023
Cash flows from operating activities
Income (loss) before tax		331,749	(71,851)	(296,084)
Depreciation and amortization	7	288,996	330,198	310,475
Impairment (reversal) loss of long-lived assets	31	(91,706)	32,870	114,643
Share in the results of associates		(21,143)	(21,223)	(23,536)
Interest, foreign exchange and other financial effects		261,559	224,096	137,405
Gain on sale and write-off of property, plant and equipment	9	1,649	16,183	3,734
Gain on divestments		(7,736)	(9,028)	-
Other restoration obligations		-	-	6,960
Tax voluntary disclosure – VAT discussions		-	-	102,939
Changes in provisions and other assets impairments		27,241	(15,512)	(37,800)
Changes in fair value of loans and financings	24 (c)	(2,052)	3,627	525
Debt modification gain	24 (c)	-	(3,142)	-
Loss on bonds repurchase	24 (c)	1,905	3,348	-
Changes in fair value of derivative financial instruments	16 (c)	(4,116)	(194)	(12,514)
Changes in fair value of energy forward contracts	16 (d)	(9,608)	(81)	15,663
Changes in fair value of offtake agreement	16 (e)	49,254	3,347	(2,268)
Contractual obligations	29 (a)	24,637	21,084	10,121
Price cap realized in offtake agreement	16 (e)	(5,011)	(3,246)	-
Decrease (increase) in assets
Trade accounts receivables		(110,790)	(85,208)	58,067
Inventory		(83,929)	(34,728)	127,002
Other financial instruments		(1,687)	(4,762)	13,271
Other assets		(94,749)	(117,318)	(70,948)
Increase (decrease) in liabilities
Trade payables		(8,174)	139,089	(451)
Confirming payables		126,846	38,335	17,074
Other liabilities		(39,502)	82,979	(42,785)
Cash provided by operating activities		633,633	528,863	431,493
Interest paid on loans and financings	24 (c)	(139,271)	(128,068)	(113,018)
Interest paid on lease liabilities	23 (b)	(9,807)	(11,645)	(6,086)
Premium paid on bonds repurchase	24 (b)	(15,046)	(1,989)	-
Income tax paid		(104,552)	(35,776)	(56,191)
Net cash provided by operating activities		364,957	351,385	256,198
Cash flows from investing activities
Additions of property, plant and equipment	21 (a)	(351,869)	(259,010)	(310,150)
Additions of intangible assets	22 (a)	(1,994)	(5,748)	(3,087)
Net sales of financial investments		27,320	(663)	19,556
Payment for acquisition of subsidiary, net of cash acquired		997	-	-
Proceeds from the sale of property, plant and equipment		1,667	738	1,229
Proceeds from the sale of divestments and restructuring		3,000	2,078	-
Investments in equity instruments	14 (c)	-	(700)	-
Dividends received	30 (g)	23,835	25,185	22,100
Net cash used in investing activities		(297,044)	(238,120)	(270,352)
Cash flows from financing activities			-
New loans and financings	24 (c)	542,414	799,439	56,408
Debt issue costs	24 (c)	(4,931)	(7,577)	(74)
Payments of loans and financings	24 (c)	(632,856)	(681,475)	(27,087)
Payments of lease liabilities	23 (b)	(43,616)	(32,056)	(15,170)
Dividends paid	30 (g)	(34,267)	(15,529)	(23,713)
Payments of share premium	30 (b)	(13,400)	-	(25,000)
Purchase of non-controlling interest shares		(513)	-	-
Purchase of stake in subsidiary by non-controlling shareholders		-	510	-
Capital contribution of non-controlling interest to capital		-	(866)	-
Capital contribution of non-controlling interest to subsidiary		1,864	-	-
Net cash (used in) provided by financing activities		(185,305)	62,446	(34,636)

Foreign exchange effects on cash and cash equivalents		12,726	(12,433)	8,223

Increase (decrease) in cash and cash equivalents		(104,666)	163,278	(40,567)
Cash and cash equivalents at the beginning of the period		620,537	457,259	497,826
Cash and cash equivalents at the end of the year		515,871	620,537	457,259

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Nexa Resources S.A. Consolidated statement of cash flows Years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

Non-cash investing and financing transactions
Additions to right-of-use assets	23 (a)	(50,011)	(64,955)	(68,428)
Consolidation effect on subsidiary acquisition		210	-	-
Additions to property, plant and equipment		-	(18,851)	-
Write-offs of property, plant and equipment	21 (a)	3,316	16,579	4,089
Write-offs of intangible assets	22 (a)	1	342	-
Write-offs of right of use assets	23 (a)	-	(5,348)	(7,374)

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Nexa Resources S.A. Consolidated statement of changes in shareholders’ equity At and for the years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2023	132,438	1,037,629	1,245,418	(739,357)	(235,964)	1,440,164	268,009	1,708,173
Net (loss) income for the year	-	-	-	(291,968)	-	(291,968)	158	(291,810)
Other comprehensive income for the year	-	-	-	-	74,128	74,128	4,897	79,025
Total comprehensive income for the year	-	-	-	(291,968)	74,128	(217,840)	5,055	(212,785)
Share premium distribution to NEXA's shareholders - USD 0.19 per share	-	(25,000)	-	-	-	(25,000)	-	(25,000)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(18,351)	(18,351)
Total contributions by and distributions to shareholders	-	(25,000)	-	-	-	(25,000)	(18,351)	(43,351)
At December 31, 2023	132,438	1,012,629	1,245,418	(1,031,325)	(161,836)	1,197,324	254,713	1,452,037
Net (loss) for the year	-	-	-	(205,030)	-	(205,030)	17,623	(187,407)
Other comprehensive loss for the year	-	-	-	-	(173,729)	(173,729)	(12,901)	(186,630)
Total comprehensive loss for the year	-	-	-	(205,030)	(173,729)	(378,759)	4,722	(374,037)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(17,351)	(17,351)
Acquisition of non-controlling interests	-	-	-	(4,635)	-	(4,635)	3,769	(866)
Purchase of shares in subsidiary from non-controlling shareholders	-	-	-	-	-	-	510	510
Total contributions by and distributions to shareholders	-	-	-	(4,635)	-	(4,635)	(13,072)	(17,707)
At December 31, 2024	132,438	1,012,629	1,245,418	(1,240,990)	(335,565)	813,930	246,363	1,060,293

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Nexa Resources S.A. Consolidated statement of changes in shareholders’ equity At and for the years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2025	132,438	1,012,629	1,245,418	(1,240,990)	(335,565)	813,930	246,363	1,060,293
Net income for the period	-	-	-	132,626	-	132,626	90,518	223,144
Other comprehensive income for the period	-	-	-	-	69,265	69,265	6,199	75,464
Total comprehensive income for the year	-	-	-	132,626	69,265	201,891	96,717	298,608
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(57,289)	(57,289)
Share premium distribution premium to NEXA’s shareholders – USD 0.10 per share - note 30 (g)	-	(13,400)	-	-	-	(13,400)	-	(13,400)
Effects of transactions with non-controlling interest in subsidiary – note 30 (h)	-	-	-	1,005	-	1,005	(1,016)	(11)
Capital contribution of non-controlling interest to subsidiary – note 30 (h)	-	-	-	-	-	-	1,864	1,864
Purchase of non-controlling shares – note 30 (h)	-	-	-	(492)	-	(492)	(10)	(502)
Total contributions by and distributions to shareholders	-	(13,400)	-	513	-	(12,887)	(56,451)	(69,338)
At December 31, 2025	132,438	999,229	1,245,418	(1,107,851)	(266,300)	1,002,934	286,629	1,289,563

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) operate large-scale, mechanized underground and open pit mines, as well as smelters. The Company owns and operates three polymetallic mines in Peru and two polymetallic mines in Brazil. Additionally, the Company owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

(a)	Impact of new United States tariff decisions

On April 2, 2025, the President of the United States issued an Executive Order imposing a 10% tariff on imports from most countries and up to 50% on selected nations, pursuant to the International Emergency Economic Powers Act (IEEPA). In addition, an investigation was initiated into the potential imposition of tariffs on critical minerals, including zinc and copper. However, the United States remains highly dependent on imports of refined zinc, which reduces the likelihood of the application of significant tariffs on this metal.

During the 2025 fiscal year and up to the issuance date of these financial statements, no further developments occurred regarding the imposition of tariffs on critical minerals. Accordingly, the Company has not identified any material impacts arising from trade measures adopted by the United States or from the potential imposition of import tariffs on zinc or copper. The primary impact observed continues to be exchange rate volatility, driven by U.S. economic policy announcements and ongoing geopolitical tensions.

2	Information by business segment

Business segment definition

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”) since the role encompasses authority over resource allocation decisions and performance assessment, mainly analyzing performance from the production obtained in the operations. The Company has identified two operating segments:

•       Mining: consists of five long-life polymetallic mines, three located in the Central Andes of Peru and two located in Brazil (One in the state of Minas Gerais and one in the state of Mato Grosso). In addition to zinc, the Company produces substantial amounts of copper, lead, silver, and gold as by-products, which reduce the overall cost to produce mined zinc.

•       Smelting: consists of three operating units, one located in Cajamarquilla in Peru and two located in the state of Minas Gerais in Brazil. The facilities recover zinc from concentrates and produce metallic zinc (mainly Special High-Grade “SHG” zinc and zinc alloys), zinc oxide and by-products, such as sulfuric acid, copper cement among others.

Accounting policy

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

The Company defines Adjusted EBITDA as follows: net income (loss) for the year, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects.

In addition, management may adjust the effect of certain types of transactions that in its judgment are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect Nexa’s operational performance for the year.

The adjusted EBITDA is derived from internal information prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) and based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from “Other income and expenses, net” to “Net Revenues, Cost of sales and/or Selling”, “General and administrative expenses”.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters’ expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the Chief operating decision maker (CODM).

The presentation of segments’ results and reconciliation to income before income tax in the consolidated income statement is as follows:

					2025
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,569,883	2,057,071	(669,298)	44,399	3,002,055
Cost of sales	(938,273)	(1,975,060)	669,298	(45,124)	(2,289,159)
Gross profit	631,610	82,011	-	(725)	712,896

Selling, general and administrative	(73,365)	(72,158)	-	71	(145,452)
Mineral exploration and project evaluation	(75,804)	(6,561)	-	670	(81,696)
Impairment reversal of long-lived assets	91,706	-	-	-	91,706
Other income and expenses, net	(87,752)	11,859	-	(3,590)	(79,483)
Operating (loss) income	486,395	15,151	-	(3,574)	497,971

Depreciation and amortization	189,670	95,497	-	3,829	288,996
Miscellaneous adjustments	(17,771)	2,683	-	-	(15,088)
Adjusted EBITDA	658,292	113,332	-	255	771,879
Changes in fair value of offtake agreement - note 16 (e) / (i)					(44,243)
Impairment reversal of long-lived assets - note 31					91,706
Loss on sale of property, plant and equipment					(1,649)
Asset retirement obligations remeasurement estimate – note 27 (a)					(7,710)
Change in fair value of energy forward contracts - note 16 (d) / (ii)					9,608
Reversal of other restoration obligations – note 27 (a) / (iii)					8,112
Divestment and restructuring gains					7,736
Dividends received in cash – note 30 (g) / (v)					(23,835)
Remeasurement adjustment of streaming agreement – note 29 / (iv)					(24,637)
Miscellaneous adjustments					15,088
Depreciation and amortization					(288,996)
Share in results of associates					21,143
Net financial results					(187,365)
Income before income tax					331,749

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

					2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,349,666	1,997,341	(604,034)	23,508	2,766,481
Cost of sales	(1,011,742)	(1,799,773)	604,034	(20,929)	(2,228,410)
Gross profit	337,924	197,568	-	2,579	538,071

Selling, general and administrative	(66,307)	(57,197)	-	(3,824)	(127,328)
Mineral exploration and project evaluation	(60,939)	(7,887)	-	850	(67,976)
Impairment loss of long-lived assets	(32,870)	-	-	-	(32,870)
Other income and expenses, net	(41,714)	7,984	-	219	(33,511)
Operating (loss) income	136,094	140,468	-	(176)	276,386

Depreciation and amortization	243,111	86,458	-	629	330,198
Miscellaneous adjustments	84,866	22,630	-	-	107,496
Adjusted EBITDA	464,071	249,556	-	453	714,080
Changes in fair value of offtake agreement - note 16 (e) / (i)					(102)
Impairment loss of long-lived assets - note 31					(32,870)
Impairment of other assets					(307)
Aripuanã ramp-up impacts					(25,158)
Loss on sale and write-off of property, plant and equipment					(16,183)
Asset retirement obligations remeasurement estimate - note 27 (a)					5,310
Remeasurement adjustment of streaming agreement (iv)					(21,084)
Change in fair value of energy forward contracts - note 16 (d) / (ii)					81
Other restoration obligations - note 27 (a) / (iii)					(1,026)
Divestment and restructuring					9,028
Dividends received in cash – (v)					(25,185)
Miscellaneous adjustments					(107,496)
Depreciation and amortization					(330,198)
Share in results of associates					21,223
Net financial results					(369,460)
Loss before income tax					(71,851)

					2023
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,090,276	1,946,661	(468,250)	4,546	2,573,233
Cost of sales	(1,026,178)	(1,726,271)	468,250	9,842	(2,274,357)
Gross profit	64,098	220,390	-	14,388	298,876

Selling, general and administrative	(61,690)	(61,097)	-	(3,812)	(126,599)
Mineral exploration and project evaluation	(90,238)	(9,374)	-	-	(99,612)
Impairment loss of long-lived assets	(109,347)	(5,296)	-	-	(114,643)
Other income and expenses, net	(67,876)	(26,412)	-	(16,296)	(110,584)
Operating (loss) income	(265,053)	118,211	-	(5,720)	(152,562)

Depreciation and amortization	229,153	80,471	-	851	310,475
Miscellaneous adjustments	196,529	51,599	-	-	248,128
Adjusted EBITDA	160,629	250,281	-	(4,869)	406,041
Changes in fair value of offtake agreement (i)					2,268
Impairment loss of long-lived assets					(114,643)
Aripuanã ramp-up impacts					(15,494)
Loss on sale and write-off of property, plant and equipment					(3,734)
Asset retirement obligations remeasurement estimate					3,125
Remeasurement adjustment of streaming agreement (iv)					(10,121)
Change in fair value of energy forward contracts (ii)					(15,663)
Tax voluntary disclosure – VAT matters					(86,906)
Other restoration obligations (iii)					(6,960)
Miscellaneous adjustments					(248,128)
Depreciation and amortization					(310,475)
Share in results of associates					23,536
Net financial results					(167,058)
Loss before income tax					(296,084)

(i) This amount represents the change in the fair value of the offtake agreement described in note 16 (e), which is being measured at Fair value through profit and loss (“FVTPL”). This change in fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

12 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(ii) This amount corresponds to the change in fair value and any adjustment of the energy surplus arising from electric energy purchase contracts of NEXA’s subsidiary, Pollarix and Nexa Energy Comercializadora de Energia Ltda, as disclosed in note 16 (d). This change in fair value is a non-cash item and has been excluded from the Company’s Adjusted EBITDA calculation.

(iii) During the years of 2023 and 2025, changes were recognized in the provision related to estimated costs of additional obligations associated with five (5) inactive industrial waste containment structures in Brazil, which have remained non-operational for more than 20 years and do not contain mining tailings, water, or liquid waste, as disclosed in Note 27(a). In 2025, following the completion of an engineering study, the competent environmental authority confirmed the classification of these structures as dry stacks and the absence of any remediation requirement, resulting in the reversal of the related provision. As these structures did not contribute to the Company’s operating performance, the effects of these movements were excluded from the calculation of Adjusted EBITDA.

(iv) Annual remeasurement adjustment of the Company’s silver streaming revenues given the changes in long-term prices and in the mine plan for the Cerro Lindo mining unit.

(v) Refers to dividends received from associate company Campos Novos Energia S.A – Enercan, an entity focused on electric energy generation. As the purpose of Nexa’s investment in Enercan is to secure long-term energy supply for its operations in Brazil, the chief operating decision maker (CODM) considers Nexa’s energy costs for a given period together with dividends received from Enercan during such period. Nexa recognized its share of the assets, liabilities, revenues and expenses for its interest in Enercan until November 2022, when it ceased to be a jointly controlled operation. Beginning in 2024, Nexa includes these dividends in its segment Adjusted EBITDA, as the CODM considers them jointly with Nexa’s energy costs.

3	Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including other financial instruments) measured at fair value at the end of each reporting period.

The consolidated financial statements of the Company for the year ended December 31, 2025, were approved for issue in accordance with a resolution of the Board of Directors on February 26, 2026.

4	Principles of consolidation

The consolidated financial statements comprise the financial statements of NEXA and its direct and indirect subsidiaries (“subsidiaries”), which reflect the assets, liabilities and transactions of the Parent Company and its subsidiaries. Intercompany balances and transactions, which include unrealized profits, are eliminated. A list of the most relevant companies, including subsidiaries, associates and joint operations, and the accounting policies applied in the preparation of the consolidated financial statements are described below.

13 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

	Percentage of shares		Company Controls	Headquarter	Functional Currency	Activities
	2025	2024
Subsidiaries
Nexa Recursos Minerais S.A. - "NEXA BR"	100	100	Directly	Brazil	Real – BRL	Mining / Smelting
Nexa Resources Cajamarquilla S.A. - "NEXA CJM"	99.91	99.91	Directly	Peru	US Dollar - USD	Smelting
Nexa Resources US. Inc.	100	100	Directly	United States	US Dollar – USD	Trading
Exploraciones Chimborazo Metals & Mining	100	100	Directly	Ecuador	US Dollar – USD	Holding and others
L.D.O.S.P.E. Geração de Energia e Participações Ltda. – “L.D.O.S.P.E."	100	100	Indirectly	Brazil	Real – BRL	Energy
L.D.Q.S.P.E. Geração de Energia e Participações Ltda. – "L.D.Q.S.P.E."	100	100	Indirectly	Brazil	Real – BRL	Energy
L.D.R.S.P.E. Geração de Energia e Participações Ltda. – "L.D.R.S.P.E."	100	100	Indirectly	Brazil	Real – BRL	Energy
Mineração Santa Maria Ltda. (i)	100	99.99	Indirectly	Brazil	Real – BRL	Mining projects
Pollarix S.A. - "Pollarix" (ii)	33.33	33.33	Indirectly	Brazil	Real – BRL	Energy
Karmin - Holding Ltda.	100	100	Indirectly	Brazil	Real - BRL	Holding and others
Mineração Rio Aripuaña Ltda.	100	100	Indirectly	Brazil	Real – BRL	Holding and others
Votorantim Metals Canada Inc.	100	100	Indirectly	Canada	Canadian dollar – CAD	Holding and others
Nexa Resources El Porvenir S.A.C.	99.99	99.99	Indirectly	Peru	US Dollar – USD	Mining
Nexa Resources Perú S.A.A. - "NEXA Peru"	83.37	83.37	Indirectly	Peru	US Dollar – USD	Mining
Votorantim Internacional CSC S.A.C. (iii)	100	-	Indirectly	Peru	US Dollar – USD	Others
Nexa Resources Atacocha S.A.A. - "NEXA Atacocha" (iv)	83.00	86.65	Indirectly	Peru	US Dollar – USD	Mining
Nexa Resources UK Ltd. - "NEXA UK"	100	100	Indirectly	United Kingdom	US Dollar – USD	Mining
Nexa Energy Comercializadora de Energia Ltda.	100	100	Indirectly	Brazil	Real – BRL	Energy
Associates
Campos Novos Energia S.A. - "Enercan"	22.44	22.44		Brazil	Real – BRL	Energy

(i) During 2025, one (1) share was transferred free of charge from Votorantim S.A. to Nexa Recursos Minerais S.A. As a result of this transaction, Nexa Recursos Minerais S.A. came to hold 100% of the share capital of Mineração Santa Maria Ltda.

(ii) Nexa, through its wholly owned subsidiary NEXA BR, holds 100% of the common shares of Pollarix, representing 33% of the total shares outstanding, which carry all voting rights. Auren, a subsidiary of VSA, holds 100% of the preference shares outstanding, representing 67% of the total shares outstanding, which entitles it to receive dividends 93% higher than the amount received by the common shareholder.

(iii) In January 2025, the subsidiary Nexa Peru acquired 100% of the equity interest in a new subsidiary, Votorantim CSC S.A.C., a provider of shared administrative, tax, and accounting services, from its majority shareholder Votorantim S.A. The acquisition included a net asset value of USD 949, with a purchase price of USD 924, resulting in a gain of USD 25 recognized in profit or loss. The transaction had a net positive cash effect of USD 997, calculated as the difference between the cash and cash equivalents of the acquired subsidiary and the amount paid at the acquisition date.

(iv) For further details about this change refer to note 30 (h).

(a)	Subsidiaries

Subsidiaries include all entities over which the Company has control. The Company controls an entity when it (i) has the power over the entity; (ii) is exposed, or has the right, to variable returns from its involvement with the entity; and (iii) has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company, except when the predecessor basis of accounting is applied. Subsidiaries are unconsolidated from the date that control ceases.

14 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Accounting policies of subsidiaries are usually consistent with the policies adopted by the Company. If there are differences, an adjustment is made in the consolidation process.

Non-controlling interests in the subsidiaries’ equity and results are shown separately in the consolidated balance sheet, income statement, statement of comprehensive income and statement of changes in shareholders’ equity. A change in a subsidiary’s ownership interest, without loss of control, is accounted for as an equity transaction.

If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interests and other equity components and any resultant gain or loss is recognized in the income statement. Any investment retained is recognized at fair value.

In general, there is a presumption that a majority of voting rights results in control. When the Company has less than a majority of the voting rights of an investee, it considers all relevant facts and circumstances to determine whether it has control over the investee. This may include contractual arrangements with the other holders of voting rights in the investee; rights arising from other contractual arrangements; and the Company’s voting rights and potential voting rights that will give it the practical ability to direct the relevant activities of the investee unilaterally.

Intercompany transactions, balances, and unrealized gains on transactions between companies in the consolidated group are eliminated in full on consolidation. Unrealized losses are also eliminated unless the transaction indicates impairment of the transferred asset.

(b)	Associates

Associates are initially recognized at cost and adjusted thereafter by the equity method of accounting. An entity is considered to be an associate when the Company is able to exercise significant influence over the financial and operating policy decisions of the entity, without having control of the entity.

(c)	Transaction with non-controlling interests

Transactions with non-controlling interests that do not result in a loss of control are recognized within shareholders’ equity as transactions with equity owners of the consolidated group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of adjustment to non-controlling interests and any consideration paid or received is recognized in Additional paid in capital within shareholders’ equity.

(d)	Foreign currency translation
(i)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”). The Company’s consolidated financial statements are presented in US Dollars ("USD"), which is NEXA’s functional currency and the Company’s reporting currency.

(ii)	Transactions and balances

Foreign currency transactions are initially recorded by each of the Company’s entities at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rate at the end of each reporting period are recognized in the income statement. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

15 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(iii)	Consolidated entities

The results of operations and financial position of the Company’s entities that have a functional currency different from the Company’s reporting currency, are translated into the reporting currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•	Income and expenses for each income statement and statement of comprehensive income presented are translated at average exchange rates for the annual period of that income statement and statement of comprehensive income, which are a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates; and

All resulting exchange differences are recognized in other comprehensive income and accumulated in a separate component of shareholders’ equity. When a foreign operation is totally or partially disposed, the translation adjustments that were previously recorded in equity are reclassified to the income statement.

5	Changes in the main accounting policies and disclosures
(a)	New standards and amendments – applicable as of January 1, 2025

There was a new amendment to IAS 21 related to lack of exchangeability, effective for annual periods beginning on January 1, 2025. The adoption of this new amendment did not have a material impact on the Company’s financial statements.

(b)	New standards and interpretations not yet adopted

Certain new standards and amendments have been issued but are not yet effective. The Company is currently evaluating the potential impact of these pronouncements on its financial statements.

New standard - IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation of Financial Statements, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, of which the first three are new.

The standard also requires disclosures of newly defined management-defined performance measures that represent subtotals of income and expenses not specified by IFRS but used by management in public communications and includes enhanced requirements for the aggregation and disaggregation of financial information based on the defined ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, IFRS 18 includes amendments to IAS 7 Statement of Cash Flows, which change the starting point for determining cash flows from operating activities under the indirect method from ‘profit or loss’ to ‘operating profit or loss’, and removes certain classification options related to interest and dividends. As a result of these changes, consequential amendments have been made to other IFRS Accounting Standards.

IFRS 18 and the related amendments are effective for annual reporting periods beginning on or after 1 January 2027. Earlier application is permitted and must be disclosed. The standard will be applied retrospectively.

IFRS 18 is expected to affect the presentation and disclosure of information in the financial statements, particularly the structure of the statement of profit or loss and the disclosure of management performance measures. The standard is not expected to have an impact on the recognition and measurement of the Group’s assets and liabilities. At the date of these financial statements, the Group has not early adopted IFRS 18 and has not yet completed its assessment of the impact of the standard.

16 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

In May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments should clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, include further guidance for assessing whether a financial asset meets the payments of principal and interest (SPPI) criterion, define additional disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets), and update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The amendments will become effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with the option to adopt the amendments early for contingent features only.

The Company does not expect impacts on its consolidated financial statements arising from this new standard and the related consequential amendments to other standards.

Amendments to IFRS 9 and IFRS 7 - Classification and disclosure of own use and hedge accounting in ‘Contracts Referencing Nature-dependent Electricity’

In December 2024, the IASB amended IFRS 9 and IFRS 7 to address the classification and disclosure of own use and hedge accounting in ‘Contracts Referencing Nature-dependent Electricity’. The amendments pertain to own-use requirements, and hedge accounting requirements, together with related disclosures. The scope of the amendments is narrow and applies only to contracts meeting the specified scoping characteristics.

The effective date of the amendments is for annual reporting periods beginning on or after January 1, 2026, with early application permitted.

The Company does not expect impacts on its consolidated financial statements arising from this new standard and the related consequential amendments to other standards.

(c)	Critical estimates, assumptions and judgments

The preparation of the Company’s consolidated financial statements requires the use of estimates, assumptions, and judgments that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the accompanying disclosures and the disclosure of contingent liabilities as of the reporting date. Critical estimates, assumptions, and judgments seldom equal the actual results and are continually evaluated to reflect changing expectations about future events. Management must also exercise judgment when applying the Company’s accounting policies.

This note provides an overview of the areas that involve a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong due to their uncertainty. Detailed information about each of these estimates, assumptions and judgments is included in other notes together with information about the basis of calculation for each affected item in the financial statements.

The critical accounting estimates, assumptions and judgments applied by the Company in the preparation of these financial statements are as follows:

•	estimation of current and deferred income taxes and uncertain tax positions – note 11
•	estimation of fair value of financial instruments – note 14
•	estimation of impairment of trade accounts receivables – note 17
•	estimation of the net realizable value of inventories – note 18
•	estimation of quantification of mineral reserves and resources for useful life calculation – note 22
•	estimation of asset retirement, restoration and environmental obligations – note 27
•	estimation of provisions for legal claims – note 28
•	estimation of contractual obligations – note 29
•	estimation of impairment of long-lived assets – note 31

17 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Estimates, assumptions and judgments are continuously evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

6	Net revenues

Accounting policy

Revenues represent the amount of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenues are shown net of value-added tax, returns, rebates and discounts, after eliminating sales between the consolidated companies.

The Company recognizes revenue when a performance obligation is satisfied by transferring the promised goods or service to a customer. The asset is transferred when the customer obtains control of that asset.

To determine the point in time at which a customer obtains control of a promised asset the Company considers the following indicators: (i) the Company has a present right to payment for the asset; (ii) the customer has legal title to the asset; (iii) the Company has transferred physical possession of the asset; (iv) the customer has the significant risks and rewards of ownership of the asset; (v) the customer has accepted the asset.

Identification and timing of satisfaction of performance obligations

The Company has two distinct performance obligations included in certain sales contracts:

(i) the promise to provide goods to its customers; and (ii) the promise to provide freight and to contract insurance services to its customers.

Promise to provide goods: this performance obligation is satisfied when the control of such goods is transferred to the final customer, which is substantially determined based on the Incoterm agreed upon in each of the contracts with customers.

Promise to provide freight and contracting insurance services: this performance obligation is satisfied when the freight and insurance services contracted to customers are completed.

As a result of the distinct performance obligations identified, part of the Company’s revenues is presented as revenues from services. Cost related to revenues from services is presented as Cost of sales.

Revenues from the sale of goods and from freight and contracting insurance services are recognized at a point in time when control is transferred and when contracted services are provided. It is at this point that a trade receivable is recognized because only the passage of time is required before consideration is due. The Company does not have any contract assets, which give right to consideration in exchange for goods or services that the Company has transferred to the customer, since all rights to consideration of the contracts are unconditional.

In 2025, revenues of USD 744,166 approximately 24% of the total gross revenues are derived from two main customers (2024: USD 718,272 approximately 24%; and 2023: USD 773,230 approximately 27%). These revenues are attributed to both segments, mining and smelting.

Contractual obligations are an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration from the customer (or the payment is due) but the transfer has not yet been completed. For contracts where performance obligations are satisfied over a period of time, the stage of completion is required to calculate how much revenue should be recognized to date and revenue shall be deducted from the prepayment to the extent that performance obligations are delivered. Refer to note 29 for the specific accounting policy and information related to NEXA’s contractual obligations.

18 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Determining the transaction price and the amounts allocated to performance obligations

The Company considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration that the Company expects to be entitled to receive in exchange for transferring promised goods or services to its customers. Transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction prices included in the Company’s sales contracts are mainly based on international prices references and subject to price adjustments based on the market price at the end of the relevant quotation period stipulated in the sales contract. These are referred to as provisional pricing arrangements which are subject to a monthly price adjustment as per the London Metal Exchange (LME) quotational periods. As of December 31, 2025, the sales with pending price adjustments to be concluded at the final price were not material.

Additionally, the Company has a contractual obligation related to a long-term silver streaming arrangement linked to specific production of its Cerro Lindo mine. The Company received an upfront payment in advance of this specific production. The transaction price is linked to the silver production and spot market prices, which change over time and, therefore, it is accounted for as variable consideration. For more details about this streaming transaction see note 29.

(a)	Composition
(i)	Gross billing reconciliation
	2025	2024	2023
Gross billing	3,286,668	3,018,937	2,839,597
Billing from products	3,194,857	2,925,797	2,731,872
Billing from freight, contracting insurance services and others	91,811	93,140	107,725
Taxes on sales	(282,378)	(249,202)	(263,979)
Return of products sales	(2,235)	(3,254)	(2,385)
Net revenues	3,002,055	2,766,481	2,573,233
(ii)	Net revenues breakdown
	2025	2024	2023
Zinc	1,590,330	1,687,043	1,682,711
Lead	538,946	364,613	321,803
Copper	504,967	359,935	263,376
Silver	107,915	80,167	61,594
Other products	168,086	181,583	136,024
Freight, insurance services and others	91,811	93,140	107,725
Net revenues	3,002,055	2,766,481	2,573,233

Taxes on sales	282,378	249,202	263,979
Return of products sales	2,235	3,254	2,385
Gross billing	3,286,668	3,018,937	2,839,597
(b)	Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the Company’s customers. The net revenues of the Company, classified by geographical location and currency, are as follows:

19 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i)       Net revenues by geographical location

	2025	2024	2023
Peru	965,501	833,918	654,216
Brazil	654,337	601,041	559,786
United States	233,387	166,904	168,965
Singapore	208,650	234,846	229,278
Switzerland	136,132	224,292	209,312
South Korea	99,208	60,423	39,985
Chile	94,785	78,215	83,459
United Kingdom	85,203	62,589	14,815
Argentina	79,698	81,503	94,144
Luxembourg	66,523	71,285	78,474
Austria	47,390	42,758	47,919
Taiwan	39,045	30,455	26,901
Colombia	38,570	31,209	36,066
South Africa	36,462	39,446	41,350
Turkey	30,877	20,593	26,606
Germany	20,983	23,222	16,274
Belgium	19,782	9,011	19,824
Ecuador	14,515	11,088	14,554
China	13,114	7,570	65,910
France	11,989	3,395	7,129
Sweden	11,821	842	-
Japan	11,248	39,712	32,054
Netherlands	9,055	5,457	16,045
Vietnam	9,010	18,724	5,006
Other	64,770	67,983	85,161
Net revenues	3,002,055	2,766,481	2,573,233

(ii)     Net revenues by currency

	2025	2024	2023
USD	2,432,165	2,239,869	2,050,053
Brazilian Real (“BRL”)	569,890	526,612	523,180
Net revenues	3,002,055	2,766,481	2,573,233
7	Expenses by nature

Accounting policy

Cost of sales mainly consists of the cost of manufacturing the products sold by the Company and is recognized in the income statement on the date of delivery to the customer at the same time revenue is recognized from the related sale.

Selling, general and administrative expenses are recognized on an accrual basis and, if applicable, in the same period in which the income they are related to is recognized.

				2025
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(1,279,041)	-	-	(1,279,041)
Third-party services	(474,079)	(56,706)	(60,620)	(591,405)
Depreciation and amortization	(284,226)	(3,847)	(923)	(288,996)
Employee benefit expenses	(219,165)	(68,086)	(13,219)	(300,470)
Other expenses	(32,648)	(16,813)	(6,934)	(56,395)
	(2,289,159)	(145,452)	(81,696)	(2,516,307)
				2024
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(1,187,542)	-	-	(1,187,542)
Third-party services	(481,942)	(43,170)	(49,197)	(574,309)
Depreciation and amortization	(322,135)	(7,375)	(688)	(330,198)
Employee benefit expenses	(209,526)	(60,124)	(9,630)	(279,280)
Other expenses	(27,265)	(16,659)	(8,461)	(52,385)
	(2,228,410)	(127,328)	(67,976)	(2,423,714)

20 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

				2023
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,228,138)	-	-	(1,228,138)
Third-party services	(508,556)	(44,441)	(73,210)	(626,207)
Depreciation and amortization	(306,251)	(4,025)	(199)	(310,475)
Employee benefit expenses	(204,269)	(53,534)	(13,786)	(271,589)
Other expenses	(27,143)	(24,599)	(12,417)	(64,159)
	(2,274,357)	(126,599)	(99,612)	(2,500,568)

(i) As of December 31, 2025, the Company recognized USD 2,888 in cost of sales related to idle-capacity costs in Juiz de Fora, due to the temporary shutdown of the emissions control system, and USD 2,475 in El Porvenir, mainly due to lower production levels resulting from adverse weather conditions and temporary suspensions of mining operations during the second and fourth quarters, respectively.

As of December 31, 2024, the Company recognized idle capacity costs totaling USD 34,591 related to the Aripuanã mine and plant during its ramp-up phase (including depreciation of USD 9,092), as well as USD 3,661 related to idle capacity at El Porvenir.

As of December 31, 2023, the Company recognized idle capacity costs totaling USD 12,455, mainly arising from temporary production interruptions at Cerro Lindo, Atacocha and Cajamarquilla due to adverse weather conditions, social unrest and unplanned maintenance activities.

(ii) The increase in raw materials and consumables used for the year ended December 31, 2025, compared with the same period in 2024, was primarily driven by higher average LME prices for zinc and copper, which increased the unit cost of concentrate consumed during the year. This effect was primarily due to Cajamarquilla, where higher production and processing volumes led to increased consumption of concentrates and related operating inputs.

8	Mineral exploration and project evaluation

Accounting policy

Mineral exploration and project evaluation costs are expensed in the year in which they are incurred.

Mineral exploration activities involve the search for mineral resources from potential areas up to the determination of commercial viability and technical feasibility of an identified resource. Mineral exploration costs include gathering exploration data through geological and geophysical studies, conducting exploration drilling and sampling, and determining and examining the volume and grade of the identified resources.

Project evaluation costs are mainly related to scoping, pre-feasibility and feasibility studies for greenfield and brownfield projects. Additionally, these evaluation costs could also include costs incurred for studies related to other corporate projects, research, innovation, automation, and information technology projects.

Note 21 describes when mineral exploration and project evaluation costs begin to be capitalized.

Composition

	2025	2024	2023
Mineral exploration	(63,132)	(48,855)	(57,988)
Project evaluation	(18,564)	(19,121)	(41,624)
	(81,696)	(67,976)	(99,612)

21 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

9	Other income and expenses, net
	2025	2024	2023
Changes in fair value of energy forward contracts – note 16 (d)	9,608	81	(15,663)
Divestment and restructuring	7,736	9,028	-
Changes in fair value of derivative financial instruments – note 16 (c)	201	746	(1,385)
Changes in asset retirement, restoration and environmental obligations – note 27	(174)	13,750	(10,125)
Loss on sale and write-off of property, plant and equipment	(1,649)	(16,183)	(3,734)
Provision for legal claims	(15,160)	1,908	(13,892)
Penalties and fines on income tax (i)	(11,365)	-	-
Slow moving and obsolete inventory	(10,383)	(10,897)	(4,372)
Contribution to communities	(12,911)	(14,554)	(13,134)
Changes in fair value of offtake agreement – note 16 (e)	(49,254)	(3,347)	2,268
ICMS tax incentives	-	-	32,338
Tax voluntary disclosure	-	-	(86,906)
Others	3,868	(14,043)	4,021
	(79,483)	(33,511)	(110,584)

(i) Penalties and fines arising from adoption of SUNAT’s Tax Amnesty Program in the first quarter of 2025, which led to the withdrawal of amounts related to 2017 and 2018 uncertain income tax positions of Nexa El Porvenir and Nexa Atacocha , as well as the reassessment of matters related to the Cerro Lindo Tax Stability Agreement in the third quarter 2025, as further explained in note 11(d).

10	Net financial results

Accounting policy

(i) Financial expenses of obligations are recognized in the income statement when accrued, except for those directly attributable to the acquisition or the construction of qualifying assets, that is, assets that require a substantial amount of time to be ready for use, which are capitalized within property, plant and equipment and/or intangibles assets.

(ii) Financial income is mainly composed of interest income and is recognized on an accrual basis to reflect the asset’s effective yield under the effective interest rate method.

(iii) Other financial items, net is composed of the net of the income and expenses related to the fair value of loans and financings, derivative financial instruments, and foreign exchange gains or losses.

	2025	2024	2023
Financial income
Monetary adjustments	13,890	9,102	9,022
Interest income on financial investments and cash equivalents	11,825	11,853	11,622
Interest on tax credits	1,161	357	1,012
Other financial income	3,024	2,716	4,137
	29,900	24,028	25,793

Financial expenses
Interest in loans and financings	(133,310)	(130,268)	(110,734)
Interest on other liabilities	(13,898)	(6,152)	(5,114)
Interest related to uncertain tax positions (ii)	(55,134)	(9,193)	(4,365)
Interest on asset retirement and environmental obligations – note 27 (a)	(26,587)	(27,734)	(26,969)
Interest on factoring operations and confirming payables	(17,726)	(16,391)	(16,624)
Bond repurchase premium – note 24 (b)	(15,046)	(1,989)	-
Interest on lease liabilities – note 23 (b)	(9,989)	(13,517)	(6,134)
Interest on contractual obligations – note 29	(6,744)	(6,424)	(5,329)
Transaction costs related to bond repurchase and early redemption – note 24 (b)	(2,814)	(5,080)	-
Interest on VAT discussions	(5,093)	(1,203)	(16,033)
Other financial expenses	(20,155)	(27,877)	(22,171)
	(306,496)	(245,828)	(213,473)

Other financial items, net
Changes in fair value of derivative financial instruments – note 16 (c)	12,806	1,371	(606)
Changes in fair value of loans and financings – note 24 (c)	2,052	(3,627)	(525)
Debt modification gain	-	3,142	-
Foreign exchange (losses) gains (i)	74,373	(148,546)	21,753
	89,231	(147,660)	20,622
Net financial results	(187,365)	(369,460)	(167,058)

22 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i) The amounts for 2025 and prior years are mainly related to exchange-rate variations on USD-denominated accounts receivable and payable between Nexa BR with NEXA, as well as on intercompany loans between Nexa BR and its related parties, for which the exchange variation is not eliminated in consolidation, and on foreign-currency denominated loans. These transactions were affected by the volatility of the Brazilian Real (“BRL”), which strengthened against the USD during 2025, while depreciating during 2024.

(ii) As of December 31, 2025, interest related to uncertain tax positions increased primarily due to changes in estimates under IFRIC 23 related to Cerro Lindo’s tax stability agreement.

11	Current and deferred income tax and uncertain tax positions

Accounting policy

The current income tax is calculated based on the tax laws enacted or substantively enacted as of the balance sheet date in the countries where the Company’s entities operate and generate taxable income. Management periodically evaluates positions taken by the Company in the taxes on income returns with respect to situations in which the applicable tax regulations are subject to interpretation.

The Company establishes provisions or records a liability, where appropriate, and when the Company has a present obligation, considering amounts expected to be paid to the tax authorities.

The current income tax is presented net, separated by tax paying entity, in liabilities when there are amounts payable, or in assets when the amounts prepaid exceed the total amount due on the reporting date.

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates (and laws), of the Company’s entities, that have been enacted or substantially enacted at the end of the reporting period and that are expected to be applied when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred tax assets are recognized only to the extent it is probable that future taxable income will be available against which the temporary deductible differences and/or tax losses can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right and an intention to offset them in the calculation of current taxes, generally when they are related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amounts and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not be reversed in the foreseeable future.

Current and deferred taxes are recognized in profit or loss, unless they relate to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

There are discussions and ongoing disputes with tax authorities related to uncertain tax positions adopted by the Company in the calculation of its income tax, and for which management, supported by its legal advisors, has concluded that it is more-likely-than-not that its positions will be sustained upon examination. In such cases, income tax effects of these uncertain tax positions are not recognized.

When the Company concludes that it is not more-likely-than-not that its positions will be sustained upon examination, the Company recognizes an income tax liability measured at the present value of the expenditure expected to be required to settle the obligation. The increase in the provision due to the passage of time is recognized as “Financial Expenses” and any penalties and fines are recognized as “Other income and expenses, net” in the profit and loss.

23 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

The Company may have to pay income tax under discussion to continue the legal process either at the local judicial level or international arbitration, even though these taxes have not been provisioned considering the Company’s risk assessment. Such payments may be made in multiple installments provided that a guarantee is provided for the whole installment period. These amounts are recognized as outstanding under “other assets” as “Tax claim payments”, for potential future recovery in cash or compensation of the future provisions if the Company loses the discussions or if the risk assessment is later revised leading the Company to conclude that it would no longer be more likely than not that its tax positions would be sustained upon examination.

Critical accounting estimates, assumptions and judgments

The Company is subject to income tax in all countries in which it operates where uncertainties arise in the application of complex tax regulations. Significant estimates, assumptions and judgments are required to determine the amount of deferred tax assets that would be recovered since this amount may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

In addition, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also exercises judgment in the identification of these uncertainties over income tax treatments which could impact the consolidated financial statements as the Company operates in a complex multinational environment.

The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the tax authorities over the interpretation of the applicable laws and regulations.

The Company is involved in ongoing discussions and disputes with tax authorities related to tax matters. For this discussion, in which the Company concluded that its positions will not be sustained upon examination, the Company estimates income tax liability based on management's assessment and this requires a high level of judgment as well as expectations of cash outlays to settle the obligation, which are supported by the positions of external legal counsel and case law from other similar cases.

(a)	Reconciliation of income tax (expense) benefit
	2025	2024	2023
Income (loss) before income tax	331,749	(71,851)	(296,084)
Luxembourg statutory income tax rate (i)	23.87%	24.94%	24.94%

Expected income tax benefit (expense) at statutory rate	(79,188)	17,920	73,843
Tax effects of translation of non-monetary assets/liabilities to functional currency	53,683	(1,323)	13,686
Uncertain income tax treatment (ii)	23,221	(94,764)	(5,194)
Special mining levy and special mining tax	(22,133)	(7,868)	(5,366)
Difference in tax rate of subsidiaries outside Luxembourg	(23,480)	12,591	24,665
Unrecognized deferred tax on net operating losses(iii)	(48,226)	(25,515)	(52,091)
Other tax differences	(12,482)	(16,597)	(45,269)
Income tax (expense) benefit	(108,605)	(115,556)	4,274

Current	(106,415)	(205,674)	(80,935)
Deferred	(2,190)	90,118	85,209
Income tax (expense) benefit	(108,605)	(115,556)	4,274

(i) On December 11, 2024, the Luxembourg Parliament approved a reduction in the aggregate corporate income tax rate from 24.94% to 23.87%, effective January 1, 2025. As NEXA’s standalone net operating losses do not meet the recognition criteria, no deferred tax assets were recognized. Therefore, the tax rate reduction has no impact on the consolidated interim income statement.

(ii) Primarily related to income tax provision of Cerro Lindo Stability Agreement for the years 2014 to 2021. For further details, please refer to note 11 (d).

(iii) As of December 31, 2025, the Company did not record deferred tax assets on USD 188,087 net operating losses (2024: USD 93,385) after an assessment made by management considering the future recoverability of these net operating losses. As of December 31, 2025, the Company has an accumulated amount of USD 1,166,839 not recognized as deferred taxes on net operating losses. From the total amount of unused tax losses, USD 106 have an expiration limit of 5 years, USD 884,617 of 17 years, USD 14,907 of 20 years, and USD 267,209 can be carried forward indefinitely.

24 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(b)	Changes on deferred tax income tax assets and liabilities
	2025	2024	2023
Balance at the beginning of the year	104,352	68,667	(24,886)
Effect on income (loss) for the year	(2,190)	90,118	85,209
Effect on other comprehensive income – fair value adjustment	110	535	198
Effect on other comprehensive loss – hedge accounting	1,349	981	(1,269)
Effects of consolidation of acquired subsidiary – note 4(iii)	1,997	-	-
Effect on other comprehensive income (loss) – translation effect included in cumulative translation adjustment	23,730	(50,565)	9,415
Others	-	(5,384)	-
Balance at the end of year	129,348	104,352	68,667
(c)	Analysis of deferred income tax assets and liabilities
	2025	2024
Tax credits on net operating losses	320,929	242,278

Tax credits on temporary differences
Asset retirement obligations	25,556	22,498
Foreign exchange gains	22,159	14,222
Inventory provisions	15,268	10,903
Environmental liabilities	12,108	10,847
Tax, labor and civil provisions	11,169	7,886
Provision for employee benefits	6,910	5,196
Revaluation of derivative financial instruments	1,913	36
Others	13,756	10,773

Tax debits on temporary differences
Capitalized interest	(18,085)	(17,054)
Depreciation, amortization and asset impairment	(129,435)	(70,985)
Added value of assets (i)	(134,916)	(131,663)
Others	(17,984)	(585)
	129,348	104,352

Deferred income tax assets	307,293	236,887
Deferred income tax liabilities	(177,945)	(132,535)
	129,348	104,352

(i) This tax debit balance mainly relates to the value added on the acquisition of mining rights from Nexa Peru and its subsidiaries. While the underlying assets are amortizable for accounting purposes, the related amortization is not deductible for tax purposes.

(d)	Summary of uncertain tax positions on income tax

As of December 31, 2025, the Company’s main uncertain tax positions are related to: (i) the interpretation of the application of the Cerro Lindo tax stability agreement; (ii) litigation of transfer pricing adjustments over transactions made with related parties; and (iii) the deductibility of certain costs and expenses.

The estimated amount of contingent liabilities related to these uncertain tax positions that have not been provisioned at the balance sheet as of December 31, 2025, amounts to USD 362,147 (USD 430,567 on December 31, 2024). Of this amount, USD 167,190 corresponds to matters related to the Cerro Lindo tax stability agreement and the deductibility of certain costs and expenses. The decrease compared to the prior year of USD 233,336 is mainly explained by favorable final resolutions issued by the Peruvian Tax Court in January 2026 (Subsequent Event), regarding the 2016 and 2017 tax stability matters, as well as favorable decisions related to discussions on the deductibility of certain expenses associated with these tax contingencies.

With respect to Cerro Lindo tax stability agreement, the Company had a tax stability agreement in force until 2021. On 2020, SUNAT initiated income tax inspections focused on the applicability of the stabilized income tax rate to Cerro Lindo’s operations.

25 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

In December 2021, SUNAT concluded its income tax inspection of Nexa Peru’s fiscal year 2014 and issued an assessment determining an additional amount to be paid by the Company. SUNAT calculated Nexa Peru’s income tax expense for the 2014 fiscal year using the Peruvian statutory income tax rate of 30%, instead of the 20% income tax rate granted under the tax stability agreement to Cerro Lindo’s operations.

SUNAT’s position was based on the assertion that the Company should segregate the income generated by the facilities built under the approved feasibility study (which includes a plant with a production capacity of 5,000 tons) from the income generated by other facilities. As SUNAT considered that NEXA Peru did not provide enough documentation for SUNAT to calculate such segregation, it disregarded the application of the stabilized income tax rate.

On January 18, 2022, the Company filed its defense before SUNAT’s claim office, arguing that the assessment was not compliant with applicable law, mainly because: i) SUNAT determined a presumed tax base that is expressly denied by the Peruvian Tax Code; and ii) SUNAT misinterpreted the scope and application of the tax stability agreement.

In 2022 and 2023, SUNAT also concluded the fiscal audits related to the tax stability regime of Cerro Lindo for the 2015, 2016 and 2017 fiscal years and issued the corresponding tax assessments, applying the Peruvian statutory income tax rate of 28% for the 2015 and 2016 fiscal years and 29.5% for the 2017 fiscal year, instead of the stabilized income tax rate.

In 2023 and 2024, SUNAT issued unfavorable decisions against the Company for the fiscal years 2014 through 2017. The Company filed appeals against these decisions and continues to maintain its position regarding the applicability of the Cerro Lindo tax stability agreement.

In the fourth quarter of 2024, SUNAT completed its audit of the 2018 tax period, recognizing that a portion of the Company’s income was subject to the tax stability regime. In January 2025, NEXA paid USD 18,300 in order to obtain a 60% reduction in penalties and interests on penalties, without waving its legal position regarding the application of the tax stability agreement.

As previously disclosed, in rulings issued for the 2014 and 2015 tax periods, the Peruvian Tax Court upheld SUNAT’s restrictive interpretation. In the fourth quarter of 2025, the Company appealed these rulings and continues to litigate the cases before the Peruvian Judiciary. In accordance with local regulations, to pursue the appeal the Company is required to pay the full disputed amount once the debt becomes enforceable, which is currently expected to occur in the first half of 2026 for an estimated amount of USD 67,726. Such amount may be settled in up to 72 monthly installments, including accrued interest.

Conversely, regarding the 2016 and 2017 tax stability discussions, in January 2026, which are duly recognized herein as subsequent event, the Peruvian Tax Court declared the nullity of the tax stability assessment, concluding that SUNAT did not adequately assess the documentation submitted by the Company during the audit process and failed to establish a clear criterion for the segregation of results. Consequently, the Tax Court determined that SUNAT should not have applied the non-stabilized tax rate to the Company’s total results and ordered the cases to return to the audit phase, during which SUNAT must perform the segregation of results.

In the fourth quarter of 2025, SUNAT concluded its audit of the 2019 tax period applying the same criteria used in the 2018 audit. In January 2026, the Company paid US$ 12,210 to obtain a 60% reduction in penalties and interests over penalties, without affecting its legal position.

For both payments related to the 2018 and 2019 tax periods, the Company continues to maintain its legal position regarding the applicability of the tax stability agreement. Such payments do not constitute an acknowledgment of liability, and the Company will continue pursuing its legal defense before the competent authorities.

As of the date of these consolidated financial statements, SUNAT is auditing the Company’s income tax returns for the 2020 and 2021 fiscal years.

The tax uncertainties related to the Cerro Lindo tax stability agreement that are recognized as part of income tax liabilities in the balance sheet as of December 31, 2025, amounted to USD 130,709 (USD 102,062 as of December 31, 2024).

26 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(e)	Pillar 2 – analysis on estimated effects

NEXA is within the scope of the OECD Pillar Two model rules which establish a new global minimum tax framework of 15% minimum tax. Pillar Two legislation was enacted in Luxembourg and in Brazil, already in effect for financial year beginning January 1, 2024, and January 1, 2025, respectively. However, no legislation regarding Pillar Two has been enacted in Peru yet.

The Company performed an assessment of the group’s potential exposure to Pillar Two income taxes under the OECD transitional safe harbor rules and the Global Anti-Base Erosion (GloBE) income calculation and there was no material impact on its financial results.

(f)	New transfer pricing rules in Brazil

As from January 1, 2024, Law 14.596/2023 became effective and introduced new transfer pricing rules (TP rules) in Brazil. These rules aim to align with the international standards established by the Organization for Economic Cooperation and Development (OECD), according to the arm’s length principle, which stipulates that the terms and conditions of a controlled transaction should be consistent with those that would be established between third parties in comparable transactions. The new rules are expected to affect only transactions involving Nexa BR, as transactions involving Nexa Peru and the Parent Company already comply with international standards established by the OECD.

The Company, with the support of its technical advisors, performed functional, economic and benchmark analyses of its principal intercompany transactions and monitored the results of each segment of the operations, having identified and implemented the necessary adjustments and adaptations during 2025. In addition, the Company complied in a timely manner with all obligations required under applicable law.

The Company continues to monitor developments in the legislation and does not expect a relevant impact on the Company or its subsidiaries.

12	Financial risk management

Accounting policies

The Company’s activities expose it to a variety of financial risks: (a) market risk (including currency risk, interest rate risk and commodities price risk); (b) credit risk; and (c) liquidity risk.

A significant portion of the products sold by the Company are commodities, with prices pegged to international indices and denominated in USD. Part of the production costs, however, are denominated in BRL and Peruvian Soles (“PEN”), and therefore, there is a mismatch of currencies between revenues and costs. Additionally, the Company has debt linked to different indices and currencies, which may impact its cash flows.

To mitigate the potential adverse effects of each financial risk factor, the Company follows a Financial Risk Management Policy that establishes governance and guidelines for the financial risk management process, as well as metrics for measurement and monitoring. This policy establishes guidelines and rules for: (i) Commodities Exposure Management, (ii) Foreign Exchange Exposure Management, (iii) Interest Rate Exposure Management, (iv) Issuers and Counterparties Risk Management, and (v) Liquidity and Financial Indebtedness Management. All strategies and proposals must comply with the Financial Risk Management Policy guidelines and rules, be presented to and discussed with the Finance Committee of the Board of Directors, and, when applicable, submitted for the approval of the Board of Directors, under the governance structure described in such Policy.

(a)	Market risk

The purpose of the market risk management process and all related actions is intended to protect the Company’s cash flows against adverse events, such as changes in foreign exchange rates, interest rates and commodity prices, to maintain the ability to pay financial obligations, and to comply with liquidity and indebtedness levels defined by management.

27 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i)	Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments related to cash and cash equivalents, financial investments, loans and financing, and other financial instruments. The main sensitivities are the exposure to changes in the USD exchange rate, the Interbank Deposit Certificate (“CDI”) interest rates, the National Broad Consumer Price Index (“IPCA”), the Secured Overnight Funding Rate (“SOFR”) and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies. The scenarios on December 31, 2025, are described below:

•	Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2025, according to the base scenario defined by the Company for March 31, 2026.
•	Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2025.
•	Scenario III considers a change of + or -50% in the market forward yield curves as of December 31, 2025.
			Impacts on income statement						Impacts on statement of comprehensive income
			Scenarios II and III						Scenarios II and III
Risk factor	Quotation at December 31, 2025	Amount	Changes from 2025	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Cash and cash equivalents and financial investments
Foreign exchange rates
USD	5,5024	12,513	(1.20%)	(150)	(3,128)	(6,256)	3,128	6,256	-	-	-	-	-
EUR	6,4692	4,856	(0.42%)	(20)	(1,214)	(2,428)	1,214	2,428	-	-	-	-	-
PEN	1,6365	51,177	(4.75%)	(2,429)	(12,794)	(25,588)	12,794	25,588	-	-	-	-	-
Interest rates
BRL - CDI - SELIC	14.90%	134,737	(72,92) bps	(983)	(5,019)	(10,038)	5,019	10,038	-	-	-	-	-

Loans and financings
Foreign exchange rates
USD	5,5024	180,080	(1.20%)	2,161	45,020	90,040	(45,020)	(90,040)	-	-	-	-	-
Interest rates
BRL - CDI - SELIC	14.90%	130,157	(72,92) bps	949	4,848	9,697	(4,848)	(9,697)	-	-	-	-	-
USD - SOFR	3.64%	180,080	(27) bps	488	1,638	3,275	(1,638)	(3,275)	-	-	-	-	-
IPCA - TLP	4.26%	166,364	6 bps	(102)	1,772	3,544	(1,772)	(3,544)	-	-	-	-	-
BRL - TJLP	9.07%	18,047	11 bps	(20)	409	818	(409)	(818)	-	-	-	-	-

Other financial instruments
Foreign exchange rates
USD	5,5024	750,000	(1.20%)	1,559	42,818	128,453	(25,691)	(42,818)	-	-	-	-	-
Interest rates
BRL - CDI - SELIC	14.90%	750,000	(72,92) bps	108	570	1,199	(519)	(992)	-	-	-	-	-
USD - SOFR	3.64%	870,943	27 bps	23	113	226	(113)	(225)	9	99	199	(97)	(194)
Dollar coupon	4.81%	650,000	(41) bps	(2,617)	30,324	60,649	(30,324)	(60,649)	-	-	-	-	-
Commodities price
Zinc	3,063.50	743,061	(6.97%)	9,676	27,379	54,757	(27,378)	(54,757)	(3,880)	(10,978)	(21,957)	10,978	21,957
Gold	4,337.88	8,968	(12.98%)	-	-	-	-	-	628	1,506	3,716	2	(3,473)
Silver	71,99	118,914	(41.66%)	-	-	-	-	-	24,057	13,506	33,436	(15,857)	(37,075)

28 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Foreign exchange risk

Foreign exchange risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

The Company’s Financial Risk Management Policy establishes guidelines and rules to manage the Foreign Exchange Risk, to consist in finance projects / companies in the same currency of its future cash flows (i.e. a project/company that will generate cash flows indexed to USD must be primarily financed with borrowings denominated in the same currency). This strategy aims to reduce the impact of currency on the project's/company’s cash flows, since revenues and expenses are denominated in the same currency.

Presented below are the financial assets and liabilities in foreign currencies on December 31, 2025. These mainly results from NEXA BR’s operations, for which the functional currency is the BRL and some other receivables related to tax claim payments, which are made in Peruvian Soles.

Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects.

USD amounts of foreign currency balances	2025	2024
Assets
Cash, cash equivalents and financial investments	125,345	98,067
Other financial instruments	28,243	70
Trade accounts receivables	20,946	19,553
	174,534	117,690
Liabilities
Loans and financings	312,115	297,199
Other financial instruments	21,021	238
Trade payables	205,414	162,288
Confirming payables	102,252	28,518
Lease liabilities	44,184	42,357
Use of public assets	18,808	18,047
	703,794	548,647

Net exposure	(529,260)	(430,957)
(iii)	Interest rate risk

The Company's interest rate risk primarily arises from its long-term loans. Floating-rate loans expose the Company to cash flow interest rate risk, as changes in market rates directly impact future interest payments. Conversely, fixed-rate instruments may expose the Company to fair value risk, as fluctuations in market interest rates affect the fair value of the hedged instruments. For further details on interest rates, refer to note 24.

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against changes in interest rates that impact on the Company’s cash flow. Exposure to each interest rate is projected until the maturity of the assets and liabilities are exposed to this index. Occasionally the Company enters floating to fixed interest rate swaps to manage its cash flow interest rate risk. In the case of loans and financings contracted together with swaps, the Company accounts for them under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used. Occasionally the Company enters floating to fixed interest rate swaps to manage its cash flow interest rate risk.

(iv)	Commodity price risk

The Company's commodity price risk primarily arises from the volatility in the prices of the commodities it produces, including zinc, copper, lead, and the gold and silver contained within these concentrates. Price fluctuations depend on various factors such as global demand, production capacity, inventory levels, commercial strategies adopted by major producers, and the availability of substitutes in the global market. These changes can directly impact the Company's revenue and profitability.

29 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the Company's cash flows. The exposure to the price of each commodity considers the monthly production projections, inputs purchases, and the maturity flows of hedges associated with them.

Commodity prices hedge transactions are classified into the following hedging strategies:

Hedges for concentrates and metals contained in concentrate sales (Strategic Hedges)

The strategic hedge objective is to reduce the volatility of cash flows due to price fluctuations in London Metal Exchange (LME) prices for zinc, copper, and lead, as well as London Bullion Market Association (LBMA) prices for silver and gold contained within these concentrates. This approach helps ensure a more predictable operating margin.

The hedged items are the proportion of payable metals (zinc, copper, lead, gold, and silver) within the sold concentrates, priced by the London Metal Exchange or the London Bullion Market Association. This strategy can be implemented through the sale of forward contracts or zero-cost collar contracts.

Hedges for mismatches of quotational periods (Book Hedge)

The book hedge objective is to mitigate the risk of mismatches in quotational periods arising between the purchases of concentrate or processed metal and the sale of processed metal. These transactions usually involve the purchases and sales of zinc for future trading on the over-the-counter market.

For this strategy, the hedged items are the percentages of payable zinc contained in the purchased concentrates by the smelters and the percentages of payable zinc contained in the sold metals. Concentrates from integrated own mines, and consequently the metals produced from these concentrates, do not participate in this strategy as they do not bear the risk of mismatches of quotation periods.

Hedge for non-standard price metal sales (Customer Hedge)

The customer hedge objective is to maintain the revenues of a business unit linked to a standard London Metal Exchange (LME) quotational period (QP) price, converting non-standard QPs offered to specific customers to a standard QP. For this strategy, the hedged item is the percentage of payable metal contained in the processed metals sold with the price negotiated on the London Metal Exchange.

(b)	Credit risk

Trade receivables, derivative financial instruments, term deposits, bank deposit certificates ("CDBs"), and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions, investment funds and other entities engaged in or providing financial services, such as cash management, funding and working capital management, and derivative transactions, and all eligible counterparties including financial institutions and investment funds that have, at least, a rating from two of the following international rating agencies: Fitch, Moody’s or Standard & Poor’s, with the Company always applying the most conservative rating available.

The minimum rating required for counterparties is determined as follows:

- Onshore operations:

(i) at least an “A” rating on the local scale when two or more local ratings exist; or

(ii) at least an “AA-” rating on the local scale when only one local rating is available; or

(iii)at least a “BBB-” rating on the global scale when there is no local rating, but two or more global ratings exist; or

(iv) at least a “BBB+” rating on the global scale when only one global rating is available; or

(v) if the counterparty does not have a local or global rating or does not meet these minimum criteria, the rating of its immediate parent or ultimate holding company must be used, which must be at least “A” on the global scale from two agencies, or “AA-” from one agency.

30 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

- Offshore operations:

(i) at least a “BBB-” rating on the global scale when the counterparty is rated by two or more agencies, or

(ii) at least a “BBB+” rating when rated by only one agency; or

(iii) rating "BBB-", or equivalent, on a global scale by two rating agencies.

The prior country-specific exceptions for Peru and Luxembourg were eliminated, as the updated rating matrix provides a unified and comprehensive framework for all jurisdictions. If only a global rating exists, the updated minimum criteria described above shall apply depending on the number of agencies providing the rating. In the case of a counterparty that does not have its own credit rating, the Company must evaluate the rating of its immediate parent company; if the parent does not meet the policy criteria, the rating of the ultimate parent or holding company must be used. Additionally, if a counterparty does not meet the minimum rating requirements but offers a guarantor, the rating of the guarantor may be used, provided that the guarantor satisfies all minimum rating criteria and the guarantee fully covers the Company’s exposure for all types of transactions with the counterparty.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions. This methodology uses Monte Carlo simulations to estimate the potential exposure before the settlement date in the event of a counterparty defaulting on the financial commitments defined by contract. The global ratings were obtained from the rating agencies Fitch, Moody’s or Standard & Poor’s ratings and are related to commitments in foreign or local currency, and, in both cases, they assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

In the case of credit risk arising from customer credit exposure, the Company assesses the credit quality of the customer, considering mainly the history of the relationship and financial indicators defining individual credit limits, which are continuously monitored.

The Company performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to mitigate the credit risk. Additionally, most sales to the United States of America, Europe and Asia are collateralized by letters of credit and credit insurance.

The carrying amount of the Company’s financial instruments best represents the maximum exposure to their credit risk.

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments. The variations presented are mainly related to the Company's transactions in the year and not to changes in the counterparties’ ratings.

			2025			2024
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AAA	64,464	-	64,464	251,962	-	251,962
AA+	1	-	1	1	-	1
AA	-	57,071	57,071	-	95,461	95,461
AA-	-	32,544	32,544	-	18,714	18,714
A+	-	172,533	172,533	-	127,151	127,151
A	-	331	331	8,265	24,749	33,014
A-	-	29,923	29,923	-	61,935	61,935
BBB+	-	58,527	58,527	-	-	-
BBB	-	52,290	52,290	-	-	-
No rating (i)	48,186	1	48,187	11,899	20,400	32,299
	112,651	403,220	515,871	272,127	348,410	620,537

31 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

			2025			2024
	Local rating	Global rating	Total	Local rating	Global rating	Total
Financial investments
AAA	5,608	-	5,608	19,638	-	19,638
No rating (i)	79	-	79	55	-	55
	5,687	-	5,687	19,693	-	19,693
Derivative financial instruments
AAA	2,089	-	2,089	71	-	71
AA	-	4,421	4,421	-	-	-
A+	-	2,014	2,014	-	450	450
A	-	-	-	-	842	842
A-	-	28,243	28,243	-	3,919	3,919
	2,089	34,678	36,767	71	5,211	5,282
Other assets
AAA	1,080	-	1,080	883	-	883
	1,080	-	1,080	883	-	883

(i) Refers to subsidiaries of international financial institutions that do not have a global rating available in the international rating agencies. According to the Company's policy, for these financial institutions, the rating of the financial institution controlling entities is assumed, which must be at least BBB-.

(c)	Liquidity risk

Liquidity risk is managed through the Company's Financial Risk Management Policy, which aims to ensure the availability of funds to meet the Company’s financial obligations. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date. Financial institutions that provide the Company with financial services are within Nexa’s rating policies and at the same level of the ones provided for the Company’s credit risk.

A substantial part of the confirming payables arrangement is with one financial institution. However, there are other financial institutions that the Company has relations with that could be considered for future supplier financing transactions. If this service is not available, the entity may be required to increase its debt levels which may negatively impact its leverage ratios.

The table below shows the Company's financial obligations to be settled by the Company based on their maturity (the remaining period from the balance sheet up to the contractual maturity date). The amounts below represent the estimated undiscounted future cash flows, which include interests to be incurred and, accordingly, do not reconcile directly with the amounts presented in the consolidated balance sheet.

2025	Less than	Between	Between	Over 5 years	Total
	1 year	1 and 3 years	3 and 5 years
Loans and financings	153,014	478,025	433,708	1,581,443	2,646,190
Lease liabilities	54,233	60,421	9,980	17,354	141,988
Derivative financial instruments	11,646	91	20,600	-	32,337
Trade payables	500,025	-	-	-	500,025
Confirming payables	415,388	-	-	-	415,388
Salaries and payroll charges	83,597	-	-	-	83,597
Dividends payable	26,918	-	-	-	26,918
Related parties	-	4,695	-	-	4,695
Asset retirement and environmental obligations	39,326	51,641	118,247	376,092	585,306
Use of public assets	3,331	3,542	3,992	27,499	38,364
	1,287,478	598,415	586,527	2,002,388	4,474,808

32 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

2024	Less than	Between	Between	Over 5 years	Total
	1 year	1 and 3 years	3 and 5 years
Loans and financings	148,077	150,023	1,175,144	1,028,440	2,501,684
Lease liabilities	29,882	37,755	6,121	12,299	86,057
Derivative financial instruments	3,600	181	17	-	3,798
Trade payables	443,288	-	-	-	443,288
Confirming payables	268,175	-	-	-	268,175
Salaries and payroll charges	70,234	-	-	-	70,234
Dividends payable	3,707	-	-	-	3,707
Related parties	1,125	2,960	-	-	4,085
Asset retirement and environmental obligations	47,937	76,583	60,598	364,036	549,154
Use of public assets	1,457	3,180	3,585	28,226	36,448
	1,017,482	270,682	1,245,465	1,433,001	3,966,630
(d)	Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, so it can continue to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

To maintain or adjust the capital structure, the Company may adjust the dividends level paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Company monitors capital mainly using the leverage ratio, calculated as net debt to Adjusted EBITDA.

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, management’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

	Note	2025	2024	2023
Loans and financings	24 (a)	1,705,984	1,762,633	1,725,566
Derivative financial instruments	16 (a)	(2,341)	(1,484)	2,600
Lease liabilities	23 (b)	121,134	95,899	77,405
Cash and cash equivalents	15 (a)	(515,871)	(620,537)	(457,259)
Financial investments		(5,687)	(19,693)	(11,058)
Net debt (i)		1,303,219	1,216,818	1,337,254

Net income (loss) for the year		223,144	(187,407)	(291,810)
Plus (less):
Depreciation and amortization	7	288,996	330,198	310,475
Share in the results of associates		(21,143)	(21,223)	(23,536)
Net financial results	10	187,365	369,460	167,058
Income tax expense (benefit)	11 (a)	108,605	115,556	(4,274)
Miscellaneous adjustments	2	(15,088)	107,496	248,128
Adjusted EBITDA (ii)		771,879	714,080	406,041

Leverage ratio (Net debt/Adjusted EBITDA)		1.68	1.70	3.29

(i) Net debt is defined as (a) loans and financings, plus lease liabilities, plus or minus (b) the fair value of derivative financial instruments, less (c) cash and cash equivalents, less (d) financial investments.

(ii) Adjusted EBITDA for capital management calculation uses the same assumptions described in note 2 for Adjusted EBITDA by segment.

13	Financial instruments

Accounting policy

Normal purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, if any, are initially recognized at fair value, and transaction costs are expensed in the income statement.

33 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred substantially all the risks and rewards of ownership. Financial assets at fair value through profit or loss and at fair value through other comprehensive income are subsequently carried at fair value. Financial assets at amortized costs are subsequently measured using the effective interest rate method.

Equity instruments may be irrevocably elected on their initial recognition for their fair value changes to be presented in other comprehensive income instead of in the income statement. Since the objective of the Company’s equity instruments is to buy more participation in a project and not sell the investment, they have been classified as fair value through other comprehensive income.

Then, the Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

(i)	Amortized cost

Financial assets measured at amortized cost are assets held within a business model whose objective is to hold financial assets to collect contractual cash flows and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

Financial liabilities are measured at amortized cost, except for financial liabilities at fair value through profit or loss such as derivatives and some specific loans and financings.

(ii)	Fair value through profit or loss

Financial assets measured at fair value through profit or loss are assets which an entity manages with the objective of realizing cash flows through the sale of such assets and financial assets that do not give rise to cash flows that are SPPI on the principal amount outstanding.

Financial liabilities measured at fair value through profit or loss are liabilities which are not measured at amortized cost, such as derivatives and loans and financings where the fair value option is adopted to eliminate an accounting mismatch that would arise if amortized cost were used. For these loans and financings, the fair value variation related to the Company’s own credit risk is recorded in the OCI.

(iii)	Fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI on the principal amount outstanding. Investments in equity instruments are measured at fair value through other comprehensive income as mentioned before.

(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

34 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

					2025
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents	15 (a)	515,871	-	-	515,871
Financial investments		5,687	-	-	5,687
Other financial instruments	16 (a)	-	36,767	-	36,767
Trade accounts receivables (iii)	17 (a)	35,973	192,615	-	228,588
Investments in equity instruments	14 (c)	-	-	5,219	5,219
		557,531	229,382	5,219	792,132
Liabilities per balance sheet
Loans and financings	24 (a)	1,614,386	91,598	-	1,705,984
Lease liabilities	23 (b)	121,134	-	-	121,134
Other financial instruments	16 (a)	-	103,893	-	103,893
Trade payables	25 (a)	500,025	-	-	500,025
Confirming payables	26 (a)	415,388	-	-	415,388
Dividends payable		26,918	-	-	26,918
Use of public assets (ii)		18,808	-	-	18,808
Related parties (ii)	20 (a)	4,695	-	-	4,695
		2,701,354	195,491	-	2,896,845

					2024
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents	15 (a)	620,537	-	-	620,537
Financial investments		19,693	-	-	19,693
Other financial instruments	16 (a)	-	5,282	-	5,282
Trade accounts receivables (iii)	17 (a)	39,008	101,785	-	140,793
Investments in equity instruments	14 (c)	-	-	5,093	5,093
Related parties (i)	20 (a)	1,546	-	-	1,546
		680,784	107,067	5,093	792,944
Liabilities per balance sheet
Loans and financings	24 (a)	1,670,313	92,320	-	1,762,633
Lease liabilities	23 (b)	95,899	-	-	95,899
Other financial instruments	16 (a)	-	37,134	-	37,134
Trade payables	25 (a)	443,288	-	-	443,288
Confirming payables	26 (a)	268,175	-	-	268,175
Dividends payable		3,707	-	-	3,707
Use of public assets (ii)		18,047	-	-	18,047
Related parties (ii)	20 (a)	4,085	-	-	4,085
		2,503,514	129,454	-	2,632,968

(i) Classified as “Other assets” in the consolidated balance sheet.

(ii) Classified as “Other liabilities” in the consolidated balance sheet.

(iii) Fair value through profit or loss amounts, relates mainly to amounts included in a forfaiting program and sales that are subsequently adjusted to changes in LME prices.

14	Fair value estimates

Critical accounting estimates, assumptions and judgments

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses judgment to select among a variety of methods and makes estimates and assumptions that are mainly based on market conditions existing at the end of each reporting period.

Although management has used its best judgment in estimating the fair value of its financial instruments, any technique for making said estimates and assumptions involves some level of inherent fragility.

35 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(a)	Analysis

The main financial instruments and the estimates and assumptions made by the Company for their valuation are described below:

•	Cash and cash equivalents, financial investments, trade accounts receivables and other current assets – considering their nature, terms and maturity, the carrying amounts approximate their fair value.
•	Financial liabilities – these instruments are subject to usual market interest rates. The fair value is based on the present value of expected future cash disbursements, at interest rates currently available for debt with similar maturities and terms and adjusted for the Company’s credit risk. Loans and financings are measured at amortized cost, except for certain contracts for which the Company has chosen the fair value option.
•	Energy forward contracts - part of the fair value of these financial instruments, are estimated based on the published price quotations in the active markets, as far as the data is existent and accessible in the market. The other part is estimated based on the use of valuation techniques that consider: (i) prices established in purchase and sale operations; (ii) supply risk margin; and (iii) projected market price in the period of availability.
•	Other financial instruments – the fair value is determined by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from Brazilian Securities, Commodities and Futures Exchange – B3, Central Bank of Brazil, LME and Bloomberg, interpolated between the available maturities. The main derivative financial instruments are:

•	Swap contracts – the present value of both the assets and liabilities are calculated through the discount of forecasted cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.
•	Forward contracts – the present value is estimated by discounting the notional amount multiplied by the difference between the future price at the reference date and the contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives in which the underlying is the average price of certain asset over a range of days.
•	Option contracts – the present value is estimated based on the Black and Scholes model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate.
•	Zero Cost Collar contracts – the present value of both options is estimated based on the Black model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate.

(b)	Fair value by hierarchy
				2025
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	16 (a)	-	36,767	36,767
Trade accounts receivables		-	192,615	192,615
Investments in equity instruments (i)		5,219	-	5,219
		5,219	229,382	234,601
Liabilities
Loans and financings designated at fair value (ii)		-	91,598	91,598
Other financial instruments	16 (a)	-	103,893	103,893
		-	195,491	195,491

36 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

				2024
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	16 (a)	-	5,282	5,282
Trade accounts receivables		-	101,785	101,785
Investments in equity instruments (i)		5,093	-	5,093
		5,093	107,067	112,160
Liabilities
Loans and financings designated at fair value (ii)		-	92,320	92,320
Other financial instruments	16 (a)	-	37,134	37,134
		-	129,454	129,454

(i) To determine the fair value of the investments in equity instruments, the Company uses the share’s quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

The Company discloses fair value measurements based on their level on the following fair value measurement hierarchy:

Level 1:

When fair value is calculated with quoted prices (unadjusted) in active markets for identical assets and liabilities traded in active markets at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price.

Level 2:

When fair value is calculated with valuation techniques since the financial instruments are not traded in an active market and all the significant inputs required to identify the fair value of an instrument are observable. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments are used where available;
•	The fair values of interest rate swaps are calculated at the present value of the estimated future cash flow based on observable yield curves; and
•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted to present value.

Other techniques, such as discounted cash flows analysis, are used to determine the fair value of the remaining financial instruments.

Level 3:

When fair value is calculated with inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). As of December 31, 2025, there were no financial assets and liabilities carried at fair value classified as Level 3.

(c)	Investments in equity instruments – Equity interest in Tinka Resources

In 2021, the Company acquired 9.0% of the issued and outstanding common shares of Tinka Resources Limited (“Tinka”), an exploration and development company that holds 100% of the Ayawilca zinc-silver project in Peru.

On May 31, 2022, the Company subscribed to 40,792 thousand additional common shares in a private transaction at approximately USD 0.17 (CAD 0.22) per share, totaling USD 7,000 (CAD 8,974 thousand). Subsequently, on December 17, 2024, the Company subscribed to a further 9,859 thousand common shares at approximately USD 0.07 (CAD 0.10) per share, totaling USD 700 (CAD 986 thousand).

Following these transactions, the Company held 19.86% of Tinka’s outstanding common shares (81,202 thousand shares) and 4,930 thousand warrants to acquire additional common shares.

37 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

On September 29, 2025, Tinka announced the consolidation of its common shares on a five-for-one basis, following approval by the TSX Venture Exchange. After the consolidation, the Company continued to hold 19.86% of Tinka’s outstanding common shares, totaling 16,240,442 post-consolidation shares.

On October 6, 2025, Tinka completed a non-brokered private placement issuing 51,918,181 units, each consisting of one common share and one-half of one common share purchase warrant. The Company did not participate in this offering, resulting in the dilution of its interest to 12.15% as of December 31, 2025, while maintaining ownership of 16,240,442 shares.

Consistent with the accounting policy applied to the original 2021 acquisitions, the investment in Tinka continues to be measured as an equity instrument at cost on initial recognition and subsequently measured at fair value through other comprehensive income.

15	Cash and cash equivalents

Accounting policy

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments (investments with an original maturity of less than 90 days), which are readily convertible into a known amount of cash and subject to an immaterial risk of changes in value. Bank overdrafts are shown within Loans and financing in current liabilities in the balance sheet.

(a)	Composition
	2025	2024
Cash and banks	383,994	424,258
Term deposits	131,877	196,279
	515,871	620,537
16	Other financial instruments

Accounting policy

Derivatives are initially recognized at fair value as at the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are only used for risk mitigation purposes and not as speculative investments. When derivatives do not meet the hedge accounting criteria, they are classified as held for trading and accounted for at fair value through profit or loss.

For derivatives that meet the hedge accounting criteria, the Company documents at the inception of the hedging transaction of the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and accounted for as hedge accounting were, and will continue to be, highly effective in offsetting changes in the fair value or cash flow of hedged items.

(i)	Derivative financial instruments designated as cash flow hedge

Derivatives are classified as cash flow hedges when they are linked to a highly probable forecast transaction. The Company applies this classification to its concentrate sales hedging program (“Strategic Hedge”) and certain strategies related to its mismatches of quotational period (“QP”) hedging program (“Book Hedge”).

The hedge ratio is 1:1 for both hedging programs, as the quantity of purchase or sales designated as being hedged matches the notional amount of the hedging instrument. Since these operations involve highly probable future purchase and/or sales that are not yet recognized, the related risk stems from the volatility of cash flows; therefore, the exposure is treated exclusively as a cash flow hedge.

The Company assesses, on an ongoing basis, that a clear economic relationship exists between the hedging instruments and the hedged items, and that the hedge ratios applied are consistent with its risk management strategy.

38 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Derivative financial instruments are initially recognized at fair value on the trade date and subsequently measured at fair value at each reporting date.

For qualifying cash flow hedges:

•	the effective portion of changes in the fair value of the hedging instruments is recognized in Other Comprehensive Income (OCI) and accumulated in equity; and
•	the amounts accumulated in equity are reclassified to income statement in the same period(s) and during which the hedged forecast gold and silver sales affect income statement, while gains or losses related to the non-effective portion are immediately recognized as “Other income and expenses, net” in the income statement.

When a hedging instrument expires, is sold or no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders’ equity at that time remains in shareholders’ equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was previously accounted in shareholders’ equity is immediately transferred to the income statement within “Other income and expenses, net”.

Any ineffective portion, if any, is recognized immediately in the income statement.

The main sources of hedge ineffectiveness identified:

•	Changes in the hedged item, such as modifications in the estimates of future cash flows related to customer revenues.
•	Forecast projections of purchases and sales at the time of hedge contracts that later prove to be different from what was actually purchased/sold.
•	Variations in the counterparty’s credit risk, which may impact its ability to meet contractual obligations.
•	Differences between the hypothetical derivative and the actual hedging instrument (ZCC), which may lead to mismatches in fair value measurement or in the underlying risk dynamics.

No significant hedge ineffectiveness is expected in the Strategic Hedge program, as we have secured up to 60% of the monthly forecasted sales (ex-streaming) for the year 2026 for Nexa Peru. This provides a considerable margin of error in the forecasted volumes for 2026. However, for the Book Hedge program, some ineffectiveness may occur because for certain QPs in some delivery months, we secure 100% of the monthly forecasted purchases/sales. Any ineffective portion is recognized immediately in the income statement.

	Reserve in OCI	Reclassified from OCI to P&L	Ineffectiveness in Other income and expenses
Cash flow hedge accounting
Concentrate sales	(6,481)	-	-
Mismatches of quotational periods	1,331	(2,005)	201
	(5,150)	(2,005)	201
(ii)	Derivative financial instruments designated as fair value hedge

Derivatives that are designated for hedge accounting recognition are qualified as fair value hedges when they are related to assets or liabilities already recognized in the consolidated balance sheet.

Changes in the fair values of derivatives that are designated and qualify as fair value hedges and changes in the fair value of the hedged item are recorded in the income statement in the same period.

Currently, the Company does not have any derivatives designated as fair value hedge.

(iii)	Derivatives financial instruments not designated as hedge accounting

Changes in the fair value of derivative financial instruments not designated as hedge accounting are recognized in the income statement in the line affected by the related transaction.

39 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(iv)	Energy forward contracts

The Company, through its energy subsidiaries, is an energy self-producer and authorized to sell energy both in the free and regulated markets as Energy Traders. A portion of these transactions involve contracts for delivery of energy for internal use to meet production demands and are not therefore classified as financial instruments.

Another portion of these transactions consists of sales of energy not used in production process. These transactions take place in an active market and meet the definition of financial instruments, because they are settled in energy and readily convertible into cash. Such contracts are recorded as derivatives and are recognized in the Company's balance sheet at fair value on the date the derivative is entered and subsequently revalued at their fair values at the reporting date. The fair value recognition and realization of these financial instruments are recorded under “Other income and expenses, net”.

The fair values of these derivatives are estimated partly based on price quotes in active markets, as long as such market data exists, and partly through the use of valuation techniques, which consider: (i) prices established in the purchase and sale operations; (ii) the risk margin on the supply; and (iii) the projected market price during the period of availability. Whenever the fair value upon initial recognition for these contracts differs from the transaction price, a loss or gain on the fair value is recognized in the profit or loss for the year. The transactions carried out by the company Pollarix S.A. and Nexa Energy Comercializadora de Energia Ltda in the Free Contracting Environment (“ACL”) resulted in a gain from the sale of surplus energy, which was recognized at its fair value on the transaction date.

(v)	Offtake agreement

On January 25, 2022, the Company signed an offtake agreement with an international offtaker (the “Offtaker”) a subsidiary of a BBB rated company, in which it agreed to sell 100% of the copper concentrate to be produced by Aripuanã for a 5-year period up to a total of 30,810 tons, at the lower of current spot market prices or a price cap. in July 2023, the contract was amended, including provisions for additional deliveries and time extension until Nexa fulfills the delivery of the originally agreed-upon volumes. The transaction price is the lower of current market prices or a price cap, from the most updated schedule of copper concentrates deliveries. The Company began deliveries of copper concentrates in June 2023.

The offtake agreement resulted from negotiations with the Offtaker to sell the copper concentrate in lieu of paying future royalties related to the previous acquisition of the Aripuanã project mining rights from the Offtaker. The amount of USD 46,100, representing the fair value of the agreement at its inception date, was recognized as an intangible asset and is being amortized over the life of the mine according to the Units of Production (“UoP”) method.

Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss within the scope of IFRS 9, rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash accumulated loss of USD 49,254 as of December 31, 2025 (gain as of December 31, 2024: USD 3,347), due mainly to significant variation in the copper price projection, as disclosed in Note 9.

(a)	Composition
				2025
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL (i)	Total
Current assets	16,554	-	2,089	18,643
Non-current assets	18,124	-	-	18,124
	34,678	-	2,089	36,767

Current liabilities	(11,646)	(20,587)	-	(32,233)
Non-current liabilities	(20,691)	(43,322)	(7,647)	(71,660)
	(32,337)	(63,909)	(7,647)	(103,893)
Other financial instruments, net	2,341	(63,909)	(5,558)	(67,126)

40 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

				2024
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	5,279	-	-	5,279
Non-current assets	3	-	-	3
	5,282	-	-	5,282

Current liabilities	(3,600)	(2,352)	(2,571)	(8,523)
Non-current liabilities	(198)	(17,314)	(11,099)	(28,611)
	(3,798)	(19,666)	(13,670)	(37,134)
Other financial instruments, net	1,484	(19,666)	(13,670)	(31,852)

(i) On December 31, 2025, due to the current scenario of high energy supply in Brazil, the Company has a projected energy surplus on forward contracts with some suppliers. Consequently, the Company recognized the fair value arising from the mark-to-market of current purchase until 2026, which resulted in an income in the amount of USD 9,608. This amount was accounted for as an income within “Other income and expenses, net” (Note 9) and will vary according to the market’s energy prices.

(b)	Derivative financial instruments: Fair value by strategy
			2025		2024
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Concentrate Sales
Silver Zero Cost Collar	Oz	1,651,819	(6,478)	-	-
Gold Zero Cost Collar	Oz	2,067	(3)	-	-
			(6,481)		-
Mismatches of quotational periods
Zinc forward	ton	239,304	1,053	232,717	1,449
			1,053		1,449
Metal sales
Zinc forward	ton	3,249	548	2,584	203
			548		203
Interest rate risk
IPCA vs. CDI	BRL	100,000	(421)	100,000	(168)
CDI vs. USD (i)	BRL	650,000	7,642	-	-
			7,221		(168)

			2,341		1,484

(i) On December 16, 2025, the Company implemented a new gold and silver revenue hedge program using Zero Cost Collar (“ZCC”) derivative instruments as part of its commodity risk management strategy. This was done to reduce the Peru operations' exposure to commodity price risk in 2026 and to protect its margins. The ZCC have monthly maturities until December 2026, in line with the forecast volume percentages provided by the commercial team. A ZCC involves simultaneously buying and selling options to limit exposure to adverse price movements of commodities while capping potential gains within a predefined range.

(ii) On March 28, 2025, NEXA executed a cross-currency swap with a notional amount of USD 112,652 (BRL 650,000 at the transaction date) to hedge the BRL exposure related to Nexa BR debentures issued on April 2, 2024, in the same BRL amount. The swap mirrors the interest and principal payment terms of the debentures, which mature on March 28, 2030, with semi-annual payments. Under the agreement, NEXA pays 6.209% on the USD notional receives CDI + 1.50% p.a. floating on the BRL notional. This instrument is recognized at fair value through profit or loss (FVTPL) under net financial results. Since inception, the Company has recorded increased impacts from changes in BRL exposure on related assets and liabilities, compared to December 2024, as presented in Table A above.

41 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(c)	Derivative financial instruments: Changes in fair value – At the end of each year
						2025
Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 9	Net financial results - note 10	Other comprehensive income	Realized (loss) gain
Concentrate Sales	-	-	-	-	(6,481)	-
Mismatches of quotational periods	(16,807)	6,471	201	-	1,331	8,584
Non-standard price metal sales	-	1,445	-	-	-	(1,132)
Interest rate risk – IPCA vs. CDI	-	-	-	(554)	-	343
Interest rate risk – CDI vs. USD	-	-	-	13,360	-	(6,108)
2025	(16,807)	7,916	201	12,806	(5,150)	1,687

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 9	Net financial results - note 10	Other comprehensive income	Realized (loss) gain
Concentrate Sales	-	-	-	-	-	-
Mismatches of quotational periods	(33,063)	27,514	746	-	(872)	10,299
Non-standard price metal sales	-	3,626	-	-	-	(4,449)
Interest rate risk – IPCA vs. CDI	-	-	-	135	-	148
Interest rate risk – CDI vs. EUR	-	-	-	1,236	-	(1,236)
2024	(33,063)	31,140	746	1,371	(872)	4,762
(d)	Energy forward contracts
			Notional	Notional
	2025	2024	2025	2024
Balance at the beginning of the year	(13,670)	(16,064)	747,498	688,877
Changes in fair value	9,608	81	-	-
Foreign exchanges effects	(1,496)	2,313	-	-
Energy forward contracts (Megawatts)	-	-	(95,314)	58,621
Balance at the end of year	(5,558)	(13,670)	652,184	747,498
(e)	Offtake agreement measured at FVTPL: Changes in fair value
			Notional (tons)	Notional (tons)
	2025	2024	2025	2024
Balance at the beginning of the year	(19,666)	(19,565)	22,288	27,562
Changes in fair value (i)	(49,254)	(3,347)	-	-
Deliveries of copper concentrates (ii)	-	-	(3,626)	(5,274)
Price cap realized (iii)	5,011	3,246	-	-
Balance at the end of year	(63,909)	(19,666)	18,662	22,288

(i) Changes in fair value increased for future deliveries, due to a higher forward copper price in the long term.

(ii) Since June 2023, the Company is delivering copper concentrates under an offtake agreement with an offtaker signed in January 2022 (amended in July 2023) to sell 100% of the copper concentrate produced by Aripuanã for 5 years or until NEXA fulfills the delivery of the specified agreed volume. The Company estimates that the full committed copper volumes will be delivered until the end of 2028. The transaction price agreed with the offtaker is below current market prices due to a price cap established in this agreement.

(iii) During 2025, copper prices exceeded the price cap, leading to a reduction in the financial instrument liability associated with these sales transactions. Revenue was recognized based on the fair value of the instruments.

17	Trade accounts receivables

Accounting policy

Trade accounts receivables are amounts due from customers for goods sold or services provided in the ordinary course of the Company’s business.

42 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Trade accounts receivables are recognized initially at fair value and subsequently measured at:

(i) Fair value through profit or loss when they are related to the Company’s accounts receivables portfolio outstanding at the balance sheet date that is designated at inception to be included in a forfaiting program whereby the Company, at its discretion, can discount certain outstanding trade accounts receivables and receive payments in advance. The program is used to meet short-term liquidity needs. Trade accounts receivables within this program are derecognized since all risks and rewards, control of the assets and contractual rights to receive the assets cash flows are transferred to the counterparty.

(ii) Fair value through profit or loss when they are related to sales that are subsequently adjusted to changes in LME prices, which are recorded in net revenues. These accounts receivable do not meet the SPPI criteria because there is a component of commodity price risk that modifies the cash flows that otherwise would be required by the sales contract.

(iii) Amortized cost using the effective interest rate method, less impairment, when the receivables do not meet the aforementioned classifications.

Credit risk can arise from non-performance by counterparties of their contractual obligations to the Company. To ensure an effective credit risk evaluation, management applies procedures related to the application for credit granting and approvals, renewal of credit limits, continuous monitoring of credit exposure in relation to established limits and events that trigger requirements for secured payment terms. As part of the Company’s process, the credit exposures with all counterparties are regularly monitored and assessed.

The Company applies the IFRS 9 simplified approach to measure the impairment losses for trade accounts receivables. This approach requires the use of the lifetime expected credit losses on its trade accounts receivables measured at amortized cost. To calculate the lifetime expected credit losses the Company uses a provision matrix and forward-looking information. The additions to impairment of trade accounts receivables are included in selling expenses. Trade accounts receivables are generally written off when there is no expectation of recovering additional cash.

(a)	Composition
	2025	2024
Trade accounts receivables	232,002	145,409
Related parties - note 20	1,532	885
Impairment of trade accounts receivables	(4,946)	(5,501)
	228,588	140,793

(b)	Changes in impairment of trade accounts receivables
	2025	2024
Balance at the beginning of the year	(5,501)	(6,561)
Additions	(7,560)	(11,754)
Reversals	8,488	12,084
Foreign exchange gain (losses)	(373)	730
Balance at the end of year	(4,946)	(5,501)

(c)	Analysis by currency
	2025	2024
USD	207,642	121,240
BRL	20,946	19,540
Other	-	13
	228,588	140,793
(d)	Aging of trade accounts receivables
	2025	2024
Current	216,657	129,918
Up to 3 months past due	12,609	12,693
From 3 to 6 months past due	30	568
Over 6 months past due	4,238	3,115
	233,534	146,294
Impairment of trade accounts receivables	(4,946)	(5,501)
	228,588	140,793

43 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

18	Inventory

Accounting policy

Inventory is stated at the lower of the cost and the net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related fixed production overheads (based on normal operating capacity). The normal operating capacity is supported by the historical annual production. The idle capacity cost is calculated considering the reduction in the level of production due to unusual events and the level of production not achieved in the ramp-up period. Variable production overhead costs are included in inventory costs based on the actual production level. Imports in transit are stated at the accumulated cost of each import. At the end of the reporting period, the net realizable value of inventories is assessed and a provision for non-realizable losses on obsolete or slow-moving inventory may be recognized.

The provision for net realizable value is estimated considering the current selling price in the ordinary course of business, less any additional selling expenses. The write-downs and reversals are recognized within Cost of sales.

A provision for obsolete inventory, finished products, semi-finished products, raw materials and auxiliary materials is recognized when items cannot be used in normal production or sold because they are damaged or do not meet the Company’s specification and is recognized as “Other income and expenses”.

Slow-moving provision is recognized for inventory items that are in excess of the expected normal use or sale. The amount of slow-moving provision recognized is determined based on 20% of the carrying amount for each six-month period without use or sale and is recognized as “Other income and expenses”.

(a)	Composition
	2025	2024
Finished products	139,488	126,916
Semi-finished products	120,155	94,980
Raw materials	80,434	37,857
Auxiliary materials and consumables	128,503	105,160
Inventory provisions	(54,185)	(39,717)
	414,395	325,196
(b)	Changes in the provision of the year
	2025	2024
Balance at the beginning of the year	(39,717)	(38,510)
Additions	(41,333)	(30,258)
Reversals	28,871	21,663
Foreign exchange gains (losses)	(2,006)	5,445
Divestments	-	1,943
Balance at the end of year	(54,185)	(39,717)
19	Other assets and other liabilities
(a)	Other assets
	2025	2024
Tax claim payments (i)	125,670	64,656
Other recoverable taxes (ii)	102,187	103,261
Prepaid expenses	9,364	7,945
Judicial deposits	9,221	13,912
Advances to third parties	3,624	7,575
Other assets	38,586	26,572
	288,652	223,921
Current assets	77,225	88,195
Non-current assets	211,427	135,726

44 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i) This amount mainly consists of USD 102,147 related to tax claim payments concerning withholding taxes and litigation over transfer pricing adjustments in transactions with related parties (USD 64,656 in December 2024), and — USD 20,532 related to income tax claim payments arising from the interpretation of the application of Cerro Lindo’s stability agreement for the 2018 fiscal year (USD 18,300 in December 2024). Both payments stem from ongoing legal discussions, in which the Company has not recognized any provision, but was required to "settle the payment" to continue pursuing the matters at judicial levels. The payments were made in Peruvian soles and are subject to exchange rate fluctuations against the US dollar.

(ii) Other recoverable taxes are composed mainly of tax credits related to ICMS (Tax on Circulation of Goods and Services), primarily generated from purchases. Additionally, there are PIS (Social Integration Program) and COFINS (Contribution to Social Security Financing) credits, essentially arising from the acquisition of fixed assets.

(b)	Other liabilities
	2025	2024
Advances from customers (i)	79,205	76,395
Other tax liabilities (ii)	70,292	52,978
Use of public assets	18,808	18,047
Other trade payables	18,720	20,921
Other liabilities	19,078	17,915
	206,103	186,256
Current liabilities	143,834	120,236
Non-current liabilities	62,269	66,020

(i) On December 17, 2025, the Company entered into a second commercial advance agreement with a customer, in which it agreed to sell concentrates produced by El Porvenir for twelve months period and received an advance payment of USD 50,000. The advance payment was recorded as “Other liabilities”, and the related revenues will be recognized upon delivery of the concentrates, when the corresponding performance obligations are satisfied. (As of December 31, 2024: USD 50,000 received under a similar commercial advance agreement).

(ii) Other tax liabilities are composed of various taxes arising from the Company's operations, including amounts related to COFINS, PIS and ICMS, mainly associated with routine operational activities, as well as ISS (Service Tax) applicable to service-related transactions. The balance also includes Other Taxes, Duties and Contributions, which comprise- ancillary and nonrecurring charges, together with Mining Special Tax and Fees and other regulatory charges classified as Various Taxes. Additionally, it includes amounts related to Mining Rights resulting from specific legal obligations associated with mining activities, and VAT Payable, arising from transactions subject to value-added tax in certain -jurisdiction.

(c)	Brazilian Tax reform

In 2025, the Tax Reform was regulated by Complementary Law No. 214 for Brazilian entities, which establishes the gradual replacement of current taxes by the Goods and Services Tax (IBS) and the Contribution on Goods and Services (CBS).

Considering that the transition period is expected to begin in 2026, Management has assessed that there are no material impacts to be recognized in the Financial Statements for the year ended December 31, 2025.

Management continues to perform assessments of the potential impacts of the Tax Reform on its operations, including tax, accounting and operational aspects, as well as to evaluate and implement the necessary system and process adjustments to ensure the Company’s appropriate adaptation to the new tax framework.

20	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

45 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(a)	Balances
	Cash and cash equivalents		Trade accounts receivables		Related parties’ assets		Trade payables, lease and confirming liabilities		Dividends payable		Related parties’ liabilities
Assets and liabilities	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Parent
Votorantim S.A.	-	-	-	-	2	2	1,418	101	-	-	4,694	3,658

Related parties
Acerbrag S.A.	-	-	792	-	-	-	-	-	-	-	-	-
Auren Comercializadora de Energia Ltda.	-	-	-	-	-	-	564	907	-	-	-	-
Auren Energia S.A.	-	-	-	-	-	-	-	-	24,234	1,307	-	-
Campos Novos Energia S.A.	-	-	-	-	-	1,544	10,008	7,104	-	-	-	-
Companhia Brasileira de Alumínio	-	-	163	299	-	-	-	70	-	-	1	7
Scotiabank Peru SAA (i)	40,294	44,251	-	-	-	-	63,866	30,216	-	-	-	-
Votorantim Cimentos S.A.	-	-	576	586	-	-	393	412	-	-	-	-
Votorantim International CSC S.A.C	-	-	-	-	-	-	-	-	-	-	-	420
Other	-	-	1	-	-	-	99	22	2,684	2,400	-	-
	40,294	44,251	1,532	885	2	1,546	76,348	38,832	26,918	3,707	4,695	4,085
Current	40,294	44,251	1,532	885	-	-	72,292	35,806	26,918	3,707	-	-
Non-current	-	-	-	-	2	1,546	4,056	3,026	-	-	4,695	4,085
	40,294	44,251	1,532	885	2	1,546	76,348	38,832	26,918	3,707	4,695	4,085

(b)	Transactions
	Sales			Purchases
Profit and loss	2025	2024	2023	2025	2024	2023
Parent
Votorantim S.A.	-	-	-	6,910	8,908	7,484

Related parties
Acerbrag S.A.	1,382	-	-	-	-	-
Auren Comercializadora de Energia Ltda.	-	1,140	744	5,041	6,384	7,971
Campos Novos Energia S.A.	-	-	-	47,560	51,973	61,545
Companhia Brasileira de Alumínio	337	640	161	65	-	210
Group Andrade Gutierrez (ii)	-	-	-	-	19,832	73,757
Scotiabank Peru SAA (i)	-	-	-	573	282	17
Votorantim Cimentos S.A.	-	-	-	-	-	1,050
Votorantim International CSC S.A.C	-	-	-	-	-	5,122
Other	-	-	-	3,238	1,061	436
	1,719	1,780	905	63,387	88,440	157,592

46 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i) Scotiabank Peru S.A.A., an entity for which one member of the Company’s Board of Directors serves as an independent chairman and may have significant influence, has transactions with Nexa related to leasing and confirming operations. The outstanding balances arising from these transactions as of December 31, 2025, amounted to USD 8,667 (2024: USD 5,404) for leasing operations and USD 55,199 (2024: USD 24,812) for confirming operations. Confirming operations consist of arrangements whereby payments otherwise due to suppliers are settled through the bank. In addition, purchase transactions presented in chart (b) above relate to interest expenses on lease contracts.

(ii) Nexa entered into contracts with Consórcio Construtor Nova Aripuanã (a consortium of Andrade Gutierrez group companies) for construction and operational services related to the Aripuanã project. At that time, a close family member of one of the Company’s board members was considered to have significant influence on the holding level of Andrade Gutierrez. In mid-2024, the board member associated with this entity terminated their contract with Nexa, and Andrade Gutierrez ceased to be regarded as a related party.

(c)	Key management compensation

Key management includes the members of the Company's global executive team and Board of Directors. Key management compensation, including all benefits, was as follows:

	2025	2024
Short-term benefits	8,061	7,713
Other long-term benefits	457	116
	8,518	7,829

Short-term benefits include fixed compensation, payroll charges and short-term benefits under the Company’s variable compensation program. Other long-term benefits relate to the variable compensation program.

21	Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at their historical cost of acquisition or construction less accumulated depreciation and any recognized impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition and construction of the assets. The mining projects development costs that are registered within Property, plant and equipment include (i) direct and indirect costs attributed to building the mining facilities; (ii) financial charges incurred during the construction period; (iii) depreciation of other fixed assets used during construction; and (iv) estimated decommissioning and site restoration expenses.

Subsequent costs are included in the asset’s carrying amount, or recognized as a separate asset as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and they can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

Replacement costs are included in the carrying amount of the asset when it is probable that the Company will realize future economic benefits in excess of the benefits expected from the asset in its current condition. Replacement costs are depreciated over the remaining useful life of the related asset.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to reduce their costs to their residual values over their estimated useful lives.

The assets' residual values and useful lives are reviewed annually and adjusted if appropriate.

An asset carrying amount is reduced to its recoverable amount when it is greater than the estimated recoverable amount, in accordance with the criteria adopted by the Company to determine the recoverable amount.

47 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other income and expenses, net” in the income statement.

Loans and financings costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and costs can be measured reliably.

Stripping costs

In its surface mining operations, the Company must remove overburden and other waste to gain access to mineral ore deposits. The removal process is referred to as stripping. During the development of a mine, before production commences, when the stripping activity improves access to the ore body, the component of the ore body for which access has been improved can be identified and the costs can be measured reliably, a stripping activity asset is capitalized as part of the investment in the construction of the mine and is accounted for as part of Property, plant and equipment within assets and projects under construction. Subsequently, when the operation starts, the stripping costs are transferred to “Dams and Buildings” and are depreciated by a linear calculation considering the asset’s useful life.

Stripping costs incurred during the production phase of operations are treated as production costs and are part of the inventory cost.

Mining Projects

The Company starts to capitalize a project’s mineral exploration and evaluation costs at the beginning of its feasibility study phase, following completion of a pre-feasibility study in which probability of economic feasibility has been established and where there is sufficient geologic and economic certainty of converting mineral resources into proven and probable mineral reserves at a development stage (construction or execution phase) or production stage based on various factors including the known geology, metallurgy and life-of-mine (“LOM”) plans.

Capitalized costs incurred during a project’s mineral exploration and evaluation stages are classified within Mining projects, under Property, plant and equipment until the project starts its development stage and are only depreciated by the UoP method once the development stage finishes and the project’s operation start.

Costs incurred during a project’s development stage are also capitalized under Property, plant, and equipment but within Assets and projects under construction. In this way, the capitalized mineral exploration and evaluation costs will remain within Mining projects and will only be depreciated by the UoP method once the development stage finishes and the project´s operation starts.

Once the development stage is finished and the project’s operation starts, the capitalized development costs are reclassified to the appropriate group of assets considering their nature and are depreciated on a linear calculation based on the assets’ useful life.

Based on the above, once a project begins operation, there will be depreciation coming from the project’s capitalized mineral exploration and evaluation costs within the Mining projects account and based on the UoP method and from the project’s capitalized development costs within the corresponding group of assets based on their useful life.

The carrying value of the capitalized mineral exploration and evaluation costs, which remain within Mining projects, and the capitalized development costs, which are within Assets and projects under construction, of the projects are assessed for impairment at least annually or whenever evidence indicates that the assets may be impaired in accordance with IFRS 6 and IAS 36. If the Company decides at any moment to discontinue the project, this could be an impairment indicator that will be assessed under the impairment test. For purposes of this impairment assessment, the projects are allocated to cash generating units (“CGUs”) when applicable. The annual impairment test is disclosed in note 31.

48 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Refer to note 8 for the Company’s accounting policy related to expensed mineral exploration and project evaluation costs for mining projects.

Costs to acquire exploration legal mining rights are included as Intangible within Rights to use natural resources as explained in note 23.

Asset retirement obligations

An asset retirement obligation is an obligation related to the permanent removal from service of a tangible long-lived asset that results from the acquisition, construction or development, or the normal operations of a tangible long-lived asset. At the initial recognition of an asset retirement obligation and at the periodical revisions of the expected disbursements and the discount rate, the changes in the liability are charged to Property, plant and equipment.

The capitalized amount recognized in Property, plant and equipment is depreciated based on the UoP method. Any reduction in the provision that exceeds the carrying amount of the asset, is immediately recognized in the income statement as “Other income and expenses, net.”

Impairment

Refer to note 31 for the Company’s accounting policy related to impairment of Property, plant and equipment.

49 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year
							2025
	Lands, dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Others	Total
Balance at the beginning of the year	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508
Cost	1,673,095	2,487,702	381,216	188,759	208,627	34,817	4,974,216
Accumulated depreciation and impairment	(774,933)	(1,779,910)	(67,504)	(94,414)	(149,075)	(10,872)	(2,876,708)
Balance at the beginning of the year	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508
Additions	-	2	351,857	8,304	-	10	360,173
Disposals and write-offs	(46)	(2,337)	(851)	-	-	(82)	(3,316)
Depreciation	(72,746)	(110,002)	-	(8,785)	(1,020)	(722)	(193,275)
Impairment reversal (loss) of long-lived assets - note 31	2,761	(1,415)	(3,963)	9,331	1,143	6	7,863
Foreign exchange effects	75,273	60,144	11,260	10,522	710	1,832	159,741
Remeasurement	-	-	-	3,093	-	-	3,093
Effect of new subsidiary acquisition	571	55	-	-	-	228	854
Transfers	156,214	52,087	(202,601)	-	(4,707)	38	1,031
Balance at the end of year	1,060,189	706,326	469,414	116,810	55,678	25,255	2,433,672
Cost	1,942,174	2,586,948	542,522	213,674	126,979	37,525	5,449,822
Accumulated depreciation and impairment	(881,985)	(1,880,622)	(73,108)	(96,864)	(71,301)	(12,270)	(3,016,150)
Balance at the end of year	1,060,189	706,326	469,414	116,810	55,678	25,255	2,433,672
Average annual depreciation rates %	4	11	-	UoP	UoP	8
							2024
	Lands, dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Others	Total
Balance at the beginning of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614
Cost	1,710,083	2,896,565	512,925	219,449	215,913	44,601	5,599,536
Accumulated depreciation and impairment	(795,717)	(2,048,145)	(67,485)	(139,088)	(94,153)	(16,334)	(3,160,922)
Balance at the beginning of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614
Additions	-	667	276,839	45,891	-	85	323,482
Disposals and write-offs	(23)	(3,408)	(8,984)	-	(4,111)	(53)	(16,579)
Depreciation	(104,929)	(113,679)	-	(5,221)	(834)	(1,201)	(225,864)
Impairment reversal (loss) of long-lived assets - note 31	12,147	964	(7,149)	1,495	(50,197)	336	(42,404)
Divestments	(2,990)	(4,265)	(290)	(1,377)	(4,150)	(381)	(13,453)
Foreign exchange effects	(163,559)	(133,501)	(34,196)	(16,857)	(2,946)	(4,369)	(355,428)
Remeasurement	-	-	-	(9,947)	-	-	(9,947)
Transfers	243,150	112,594	(357,948)	-	30	1,261	(913)
Balance at the end of year	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508
Cost	1,673,095	2,487,702	381,216	188,759	208,627	34,817	4,974,216
Accumulated depreciation and impairment	(774,933)	(1,779,910)	(67,504)	(94,414)	(149,075)	(10,872)	(2,876,708)
Balance at the end of year	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508
Average annual depreciation rates %	4	9	-	UoP	UoP

50 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i) Only mining projects of the operating unit Atacocha are being depreciated under the UoP method.

22	Intangible assets

Accounting policy

Goodwill

Goodwill arising from business combinations is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net assets acquired. Goodwill is not amortized but is tested for impairment annually and whenever circumstances indicate that the carrying amount may not be recovered. Refer to note 31 for the Company’s impairment accounting policy and critical estimates and assumptions and judgments.

Rights to use natural resources

The significant costs incurred for the acquisition of legal rights to explore mining concessions and develop mineral properties are capitalized and are amortized as production costs when the associated projects start their commercial operation using the UoP method over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes a portion of the Company’s inferred resources in the Company’s mining operations. The costs for the acquisition of legal rights attributed to mining projects are not depreciated until the project becomes operational and production activities start.

The costs incurred are impaired if the Company determines that the projects and their mineral rights associated have no future economic value. For purposes of impairment assessment, rights to use natural resources are allocated to CGUs. Refer to note 31 for the Company’s impairment accounting policy.

Critical accounting estimates, assumptions and judgments - Quantification of mineral reserves and resources for useful life calculation

The Company classifies proven and probable reserves, and measured, indicated and inferred resources based on the definitions of the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary.

The useful life determination applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be derived by the Company and is based on the estimated life of mine (“LOM”). Any changes to the LOM, based on new information regarding estimates of mineral reserves and mineral resources and mining plan, may affect prospectively the LOM and amortization rates.

The estimation process of mineral reserves and mineral resources is based on a technical evaluation, which includes geological, geophysics, engineering, environmental, legal and economic estimates and may have relevant impact on the economic viability of the mineral reserves and mineral resources. These estimates are reviewed periodically, and any changes are reflected in the expected LOM. Management is confident based on testing, continuity of the ore bodies and conversion experience that a part of the inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, and such inferred resources may also be classified as proven and probable mineral reserves. Where the Company can demonstrate the expected economic recovery with a high level of confidence, inferred resources are included in the amortization calculation.

However, the future conversion of inferred resources is inherently uncertain and involves estimates, assumptions and judgments that could have a material impact on the Company’s results of operations.

51 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year
				2025
	Goodwill (i)	Rights to use natural resources	Others	Total
Balance at the beginning of the year	305,397	507,491	21,799	834,687
Cost	316,087	1,810,609	49,896	2,176,592
Accumulated amortization and impairment	(10,690)	(1,303,118)	(28,097)	(1,341,905)
Balance at the beginning of the year	305,397	507,491	21,799	834,687
Additions	-	-	1,994	1,994
Disposals and write-offs	-	-	(1)	(1)
Amortization	-	(48,122)	(3,627)	(51,749)
Impairment reversal of long-lived assets	-	83,817	26	83,843
Foreign exchange effects	811	6,844	2,523	10,178
Effect of new subsidiary acquisition	-	-	7	7
Transfers	-	(1,184)	153	(1,031)
Balance at the end of year	306,208	548,846	22,874	877,928
Cost	318,239	1,844,122	51,630	2,213,991
Accumulated amortization and impairment	(12,031)	(1,295,276)	(28,756)	(1,336,063)
Balance at the end of year	306,208	548,846	22,874	877,928

Average annual depreciation rates %	-	UoP	5
				2024
	Goodwill (i)	Rights to use natural resources	Others	Total
Balance at the beginning of the year	307,112	579,551	22,616	909,279
Cost	630,787	1,859,147	53,865	2,543,799
Accumulated amortization and impairment	(323,675)	(1,279,596)	(31,249)	(1,634,520)
Balance at the beginning of the year	307,112	579,551	22,616	909,279
Additions	-	-	5,748	5,748
Disposals and write-offs	-	(226)	(116)	(342)
Amortization	-	(65,710)	(2,435)	(68,145)
Impairment reversal of long-lived assets	-	9,534	-	9,534
Foreign exchange effects	(1,715)	(15,433)	(5,152)	(22,300)
Transfers	-	(225)	1,138	913
Balance at the end of year	305,397	507,491	21,799	834,687
Cost	316,087	1,810,609	49,896	2,176,592
Accumulated amortization and impairment	(10,690)	(1,303,118)	(28,097)	(1,341,905)
Balance at the end of year	305,397	507,491	21,799	834,687

Average annual depreciation rates %	-	UoP	5

(i) As of December 31, 2025, the Company’s recognized goodwill balances were as follows: USD 95,411 (2024 - USD 95,087) allocated to Cajamarquilla CGU, USD 4,374 (2023 - USD 3,887) allocated to Juiz de Fora, and USD 206,423 (2024 - USD 206,423) allocated to the Mining Peru group of CGUs.

23	Right-of-use assets and lease liabilities

Accounting policy

Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Lease terms are negotiated on an individual asset basis, and contractual provisions contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Company accounts for non-lease components such as service costs separately, whenever applicable. The Company’s lease terms may include options to extend or terminate the lease and when it is reasonably certain that we will exercise that option, the financial effects are included in the contract’s measurement.

Payments associated with short-term leases, and all leases of low-value assets, are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

52 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Measurement

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. On December 31, 2025, incremental borrowing rate were between 7,90% to 16,50% for Brazil; 2,85% to 9,53% for Peru and 5,00% for Luxembourg.

Lease contracts are recognized as a liability with a corresponding right-of-use asset at the date at which the leased asset is available for use by the Company. The right-of-use asset also includes any lease payments made, and it is amortized over the shorter of the asset’s useful life and the lease term on a straight-line basis. Amortization expenses are classified either in “Cost of sales” or “Administrative expenses” based on the designation of the related assets.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

(a)	Right-of-use assets - Changes in the year
					2025	2024
	Lands and Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the year	21,505	58,559	346	4,855	85,265	74,818
Cost	24,592	119,566	910	12,640	157,708	111,562
Accumulated amortization	(3,087)	(61,007)	(564)	(7,785)	(72,443)	(36,744)
Balance at the beginning of the year	21,505	58,559	346	4,855	85,265	74,818
New contracts	66	43,783	766	5,396	50,011	64,955
Disposals and write-offs	-	-	-	-	-	(5,348)
Renegotiation of contracts	3,293	(51)	3,515	1,162	7,919	-
Amortization	(2,301)	(36,410)	(270)	(4,991)	(43,972)	(36,189)
Remeasurement	(390)	1,103	181	3,391	4,285	144
Foreign exchange effects	(1,629)	4,563	38	593	3,565	(13,115)
Effect of new subsidiary acquisition	3,094	-	-	-	3,094	-
Balance at the end of year	23,638	71,547	4,576	10,406	110,167	85,265
Cost	36,673	155,940	4,976	16,205	213,794	157,708
Accumulated amortization	(13,035)	(84,393)	(400)	(5,799)	(103,627)	(72,443)
Balance at the end of year	23,638	71,547	4,576	10,406	110,167	85,265

Average annual amortization rates %	31	33	33	33

(b)	Lease liabilities - Changes in the year
	2025	2024
Balance at the beginning of the year	95,899	77,405
New contracts	50,011	64,955
Disposals and write-offs	-	(4,853)
Payments of lease liabilities	(43,616)	(32,056)
Contract renegotiation	7,919	-
Interest paid on lease liabilities	(9,807)	(11,645)
Remeasurement	4,285	144
Accrued interest - note 10	9,989	13,517
Foreign exchange effects	2,709	(11,568)
Effect of new subsidiary acquisition	3,745	-
Balance at the end of year	121,134	95,899
Current liabilities	45,516	32,747
Non-current liabilities	75,618	63,152

53 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

24	Loans and financings

Accounting policy

Loans and financings are initially recognized at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost, unless they are designated as fair value option, if necessary to eliminate the accounting mismatch that would arise if amortized cost were used. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the income statement as interest expense over the period of the loans using the effective interest rate method, except for the loans measured at fair value.

Loans and financings are classified as current liabilities unless the Company has the unconditional right to defer repayment of the liability for at least 12 months after the reporting period.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs.

To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

(a)	Composition
					Total		Fair value
				2025	2024	2025	2024
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 6.67%	18,969	1,202,602	1,221,571	1,231,129	1,394,529	1,247,522
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5,89%	28,290	147,069	175,359	177,397	164,974	156,565
Export credit notes	SOFR TERM + 2.50% SOFR + 2.40%	937	121,211	122,148	184,135	123,799	184,737
Debentures	CDI+ 1.50%	4,595	117,529	122,124	107,310	123,185	105,012
Other		2,624	62,158	64,782	62,662	61,943	58,779
		55,415	1,650,569	1,705,984	1,762,633	1,868,430	1,752,615
Current portion of long-term loans and financings (principal)		28,183
Interest in loans and financings		27,232

(b)	Loans and financing transactions during the year ended on December 31, 2025

On April 8, 2025, the Company completed a bond offering of USD 500,000 for a term of 12 years at an interest rate of 6.60% per year. The proceeds were used to fully repurchase the 2027 Senior Notes and partially repurchase the 2028 Senior Notes through a combination of a tender offer and a make-whole call, executed on April 8 and May 23, 2025, respectively. The Company repurchased USD 215,496 (100%) of the 2027 Notes and USD 289,483 (72.3%) of the 2028 Notes.

The total disbursement for these transactions amounted to USD 527,911, comprising USD 504,979 of principal, USD 6,977 in accrued interest, USD 15,046 in premium, USD 909 in agent fees and other related costs, and USD 1,905 in loss on bond repurchase related to the write-down of debt issuance costs, resulting in a total loss of USD 17,860 recognized in profit or loss for the period. The redemption price was determined based on the greater of par value or the present value of future cash flows, discounted at the US Treasury rate plus 50 basis points, plus accrued interest. Following the transactions, the remaining outstanding principal of the 2028 Notes was USD 111,018.

On May 13, 2025, to strengthen its short-term liquidity position, the Company entered an ACC with a top-tier financial institution for a principal amount of USD 40,000 (BRL 223,700), at an annual interest rate of 5.35%. The loan had a six-month maturity and was settled in a single installment upon submission of export documentation as defined in the debt agreement. Upon maturity, the Company fully settled the ACC, repaying the principal amount and USD 1,070 in accrued interest.

54 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Following this settlement, no outstanding balance remains under this facility.

On December 29, 2025, the Company made a partial repayment of its Export Credit Note maturing in 2027, which originally had an outstanding principal balance of USD 90,000. The Company repaid USD 60,000 of principal, together with USD 1,080 of accrued interest associated with the repaid portion. Following this transaction, as of December 31, 2025, the remaining outstanding balance of the Export Credit Note amounted to USD 30,550 in principal amount, plus the related accrued interest.

(c)	Changes in the year
	2025	2024
Balance at the beginning of the year	1,762,633	1,725,566
New loans and financings	542,414	799,439
Debt issue costs	(4,931)	(7,577)
Interest accrual	137,208	133,730
Changes in fair value of financing liabilities related to changes in the Company's own credit risk	328	1,572
Changes in fair value of loans and financings – note 10	(2,052)	3,627
Debt modification gain – note 10	-	(3,142)
Loss on bonds repurchase	1,905	3,348
Payments of loans and financings	(632,856)	(681,475)
Foreign exchange effects	40,606	(84,387)
Interest paid on loans and financings	(139,271)	(128,068)
Balance at the end of year	1,705,984	1,762,633

(d)	Maturity profile
							2025
	2026	2027	2028	2029	2030	As from 2031	Total
Eurobonds – USD (i)	18,969	(1,132)	110,050	(953)	(953)	1,095,590	1,221,571
BNDES	28,290	18,810	18,810	13,665	13,665	82,119	175,359
Export credit notes (i)	938	29,514	(487)	92,183	-	-	122,148
Debentures (i)	4,595	(185)	(185)	(185)	118,084	-	122,124
Other	2,623	2,432	52,432	2,432	2,432	2,431	64,782
	55,415	49,439	180,620	107,142	133,228	1,180,140	1,705,984

(i) The negative balances refer to related funding costs (fee) amortization.

(e)	Analysis by currency
			2025	2024
	Current	Non-current	Total	Total
USD	20,055	1,373,814	1,393,869	1,465,434
BRL	35,360	276,755	312,115	297,199
	55,415	1,650,569	1,705,984	1,762,633

(f)	Analysis by index
			2025	2024
	Current	Non-current	Total	Total
Fixed rate	18,969	1,202,602	1,221,571	1,231,129
SOFR	1,086	171,211	172,297	234,307
TLP	17,867	147,069	164,936	158,052
CDI	4,595	117,529	122,124	107,310
TJLP	5,709	12,158	17,867	18,813
BNDES SELIC	7,189	-	7,189	13,022
	55,415	1,650,569	1,705,984	1,762,633

55 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(g)	Changes in liabilities arising from financing activities

	Loans and financings	Lease liabilities	Other financial instruments net	Dividends payable	Attributable to NEXA’s shareholders	Attributable to non-controlling interests
At December 31, 2023	1,725,566	77,405	38,229	2,830	1,197,324	254,713

Cash flows from activities
Operating activities	(128,068)	(11,645)	(4,762)	-	(205,030)	17,623
Investing activities	-	-	-	-	-	-
Financing activities	110,387	(32,056)	-	(15,529)	(4,635)	4,279

Non-cash financing transactions
Interest, foreign exchange and other financial effects	193,675	2,652	(150)	2,422	(9,082)	-
Changes in Fair Value of loans and financings	3,627	-	-	-	-	-
Changes in debt modification gain	(3,142)	-	-	-	-	-
Changes in Fair Value of derivative financial instruments	-	-	(194)	-	-	-
Changes in fair value of energy forward contracts	-	-	(81)	-	-	-
Fair value of financial instruments in commodity contracts	-	-	3,347	-	-	-
Price cap realized in offtake agreement	-	-	(3,246)	-	-	-
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	1,572	-	-	-	(1,572)	-
Addition of new contracts	-	65,099	-	-	-	-
Dividends distribution to non-controlling interests	-	-	-	17,351	-	(17,351)
Cash flow hedge accounting	-	-	872	-	644	-
Currency translation adjustment	(140,984)	(5,556)	(2,163)	(3,367)	(163,719)	(12,901)
At December 31, 2024	1,762,633	95,899	31,852	3,707	813,930	246,363

Cash flows from activities
Operating activities	(139,271)	(9,807)	(1,687)	(1,226)	116,583	90,518
Investing activities	-	3,745	-	-	997	-
Financing activities	(95,373)	(43,616)	-	(34,267)	(12,887)	838

Non-cash financing transactions
Interest, foreign exchange and other financial effects	110,268	5,994	15	(303)	19,701	-
Loss on bonds repurchase	1,905	-	-	-	-	-
Changes in fair value of loans and financings	(2,052)	-	-	-	-	-
Changes in fair value of derivative financial instruments	-	-	(4,116)	-	-	-
Changes in fair value of energy forward contracts	-	-	(9,608)	-	-	-
Changes in fair value of offtake agreement	-	-	49,254	-	-	-
Price cap realized in offtake agreement	-	-	(5,011)	-	-	-
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	328	-	-	-	(328)	-
Addition of new contracts	-	54,296	-	-	-	-
Renegotiation of contracts	-	7,919	-	-	-	-
Dividends distribution to non-controlling interests	-	-	-	57,289	-	(57,289)
Cash flow hedge accounting	-	-	5,150	-	(3,691)	-
Currency translation adjustment	67,546	6,704	1,277	1,718	68,629	6,199
Balance at the end of year	1,705,984	121,134	67,126	26,918	1,002,934	286,629
(h)	Guarantees and financial covenants

The Company had certain loans and financings that are subject to specific financial covenants at a consolidated level, including: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio.

During 2025, the Company had engaged in negotiations with BNDES and, on December 22, 2025, the Company signed a letter with BNDES (“the Letter”) authorizing: (i) the waiver of the financial covenants applicable to the fiscal year ended December 31, 2025, and (ii) the replacement of such covenants with a new contractual obligation to maintain a minimum corporate credit rating. The waiver and replacement of such covenants are already in place as of December 31, 2025, although the corresponding amendments to the loan agreements are expected to be executed within 120 days from the issuance of this Letter.

56 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Pursuant to the Letter, the former financial ratio covenants were substituted with minimum global-scale corporate credit ratings as follows: (i) Fitch Ratings: BB+, and (ii) Moody’s: Ba3.

As of December 31, 2025, the Company was in compliance with these ratings, and management has not identified any conditions indicating a potential downgrade below the required levels. Accordingly, the previous covenant requirements no longer affect the loan’s classification or maturity profile.

The substitution of the former financial ratios for a minimum rating covenant does not alter the economic substance of the financing arrangement. From the issuance of the Letter onwards, early repayment may only be triggered if the Company fails to maintain the required ratings, subject to applicable contractual cure periods. Accordingly, only the portion of the BNDES financing that was originally scheduled for settlement within twelve months after December 31, 2025 is classified as a current liability, with the remaining balance classified as a non-current liability.

25	Trade Payables

Accounting policy

Trade payables represent liabilities for goods and services that were provided to the Company before the end of the financial year, which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. These amounts are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(a)	Composition
	2025	2024
Trade payables	487,543	434,672
Related parties – note 20 (a)	12,482	8,616
	500,025	443,288
26	Confirming Payables

Accounting policy

The Company has contracts with some suppliers whose commercial payment varies between 60 and 180 days, which can be negotiated individually with the supplier and reach 210 days, without any additional guarantees in these contracts, the supplier has the option to request a bank to advance the payment of their commercial invoice within 180 days, before the invoice matures. As a result of those contracts between the suppliers and the bank, the commercial terms agreed with the Company do not change. In accordance with the commercial agreement, the supplier communicates to the Company its interest in selling the invoice to the bank, and it is only the supplier who can decide to sell its invoice at any time during the commercial period. With this option, suppliers can improve their working capital position with advance receipt. The bank pays the supplier with an interest discount rate and the Company assumes part of the interest payment to the supplier. In certain cases, the supplier assumes the integral payment of interest. While the nature of the trade payable does not change, the Company believes that the separate presentation of these accounts within “Confirming payables” is relevant to the understanding of the Company's financial position.

Based on concepts of IFRS 9, the Company assesses whether the payment term extension arrangement substantially modifies the original liability based on qualitative and quantitative assessments. If the original liability has not been substantially modified, the original liability remains and is disclosed as “Confirming Payable”. If the original liability has been substantially modified, the Company derecognizes the original liability (confirming payables) and recognizes a new financial liability as “Other financial liabilities”. Any gain/loss is recognized in the “Income Statement”.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

The Company concluded that for December 31, 2025, the transactions maintain their essence as “confirming payables” taking into consideration Nexa’s assessment policy.

Payments of the principal amounts and interest reimbursements are presented within the “operating activities group” in the Company's cash flow statement, in accordance with IAS 7, as the Company classifies the actual transactions as confirming payable.

(a)	Carrying amount of financial liabilities
	2025	2024
Confirming payables	415,388	268,175

As of December 31, 2025, financial institutions have paid the total amount of confirming payables to the suppliers.

(b)	Range of payments due dates
	2025 Days after invoice	2024 Days after invoice
Liabilities that are part of confirming payables	60 - 210	60 - 210
Comparable trade payables that are not part of a confirming payable	30 - 120	30 - 120
(c)	Non-cash changes

There were no business combinations or material foreign exchange differences in either period.

27	Asset retirement, restoration and environmental obligations

Accounting policy

Provision for asset retirement obligations include costs for restoration and closure of the mining assets and is recognized due to the development or mineral production, based on the net present value of estimated closure costs. Other restoration obligations regarding the de-characterization of their structures includes estimated mandatory costs as required by the Brazilian Government. Management uses its judgment and previous experience to determine the potential scope of rehabilitation work required and the related costs associated with that work, which are recognized as a “Property, plant and equipment” for asset retirement obligations relating to operating mining assets or as “Other income and expenses, net” for non-operating structures and for de-characterization of environmental obligations and other restoration obligations include costs related to rehabilitation of areas damaged by the Company in its extractive actions (for example - soil contamination, water contamination, among others) or penalties. Therefore, it becomes an event that creates obligations when environmental damage is detected by the Company, when a new law requires that the existing damage be rectified or when the Company publicly accepts any responsibility for the rectification, creating a constructive obligation. The costs to remedy an eventual unexpected contamination, which give rise to a probable loss and can be reliably estimated, must be recognized in “Other income and expenses, net” in income statement.

In addition, investments in infrastructure, machinery and equipment regarding operational improvements to avoid future environmental damage, are not provisioned, because it is expected that these assets will bring future economic benefits to the operating units, thus it is capitalized as Property, plant and equipment.

The liabilities are discounted to present value using a risk-adjusted credit rate that reflects current market assessments of the time value of the money and the specifics risks for the asset to be restored. The interest rate charges relating to the liability are recognized as an accretion expense in the Net financial results. Difference in the settlement amount of the liability is recognized in the income statement.

Critical accounting estimates, assumptions and judgments

The initial recognition and the subsequent revisions of the asset retirement obligations, other restoration obligations, and environmental obligations consider critical future closure and repairing costs and several assumptions such as interest rates, inflation, useful lives of the assets and the estimated moment that the expenditure will be executed. These estimates are reviewed annually by the Company or when there is a relevant change in these assumptions.

58 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Cost estimates can vary in response to many factors of each site that include timing, expected LOM, changes to the relevant legal or government requirements and commitments with stakeholders, review of remediation and relinquishment options, emergence of new restoration techniques, stage of engineering evaluation maturity among others. Engineering projects for each liability are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimation of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

External experts support the cost estimation process where appropriate. These factors either isolated or consolidated could significantly affect the future income statement and balance sheet position.

(a)	Changes in the year
				2025	2024
	Asset retirement obligations	Environmental obligations	Other restoration obligations (iii)	Total	Total
Balance at the beginning of the year	240,408	32,159	6,819	279,386	314,919
Additions (ii)	10,188	1,103	-	11,291	56,375
Payments	(12,744)	(4,409)	-	(17,153)	(17,785)
Reversals	-	-	-	-	(1)
Interest accrual - note 10	23,012	3,114	461	26,587	26,058
Remeasurement - discount rate (i) / (ii)	8,919	(339)	91	8,671	(28,224)
Write-offs	-	-	(8,391)	(8,391)	(710)
Foreign exchange effects	15,028	3,994	1,020	20,042	(39,368)
Classified as liabilities associated with assets held for sale	-	-	-	-	(31,878)
Balance at the end of year	284,811	35,622	-	320,433	279,386
Current liabilities	35,032	4,294	-	39,326	47,561
Non-current liabilities	249,779	31,328	-	281,107	231,825

(i) As of December 31, 2025, the credit risk-adjusted rate used for Peru was between 5,04% and 10,7% (December 31, 2024: 3.39% and 12.29%) and for Brazil was between 7,42% and 12,17% (December 31, 2024: 4.02% and 8.51%).

(ii) The changes observed during 2025, were mainly due to the revised disbursement timelines related to decommissioning obligations in certain operations, based on updated asset retirement and environmental obligations studies, along with higher discount rates, as described above. As a result, as of December 31, 2025, the Company’s asset retirement obligations for operational assets increased by USD 8,463 (December 31, 2024: increased of USD 35,944) as shown in note 21; and asset retirement and environmental obligations for non-operational assets gain in USD 174 (December 31, 2024: expense of USD 13,750) as shown in note 9.

(iii) In December 2025, the Company completed engineering studies to confirm the construction method of certain inactive industrial waste containment structures that have been closed and decommissioned for more than 20 years. The environmental regulator confirmed the Nexa studies, and all five structures were classified as dry-stack (piles), confirming that not de-characterization or remediation projects are required. Accordingly, the previously recorded provision for restoration obligations was fully reversed for USD 8,392.

28	Provisions

Accounting policy

Provisions for legal claims and judicial deposits

Provisions for legal claims are recognized when there is a combination of the following conditions: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable (more likely than not) that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. The provisions are periodically estimated, and the likelihood of losses is supported by the Company's legal counsel.

59 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as Financial Expenses.

When a claim is secured by a judicial deposit, the Company offsets the provision with the judicial deposit amount in the consolidated balance sheet. However, the Company also has judicial deposits for claims for which the likelihood of loss is possible or remote and for which no provision is recognized. In such cases, these amounts are recognized as outstanding judicial deposits in the Company’s assets.

Critical accounting estimates and assumptions – Provisions for legal claims

The Company is part of ongoing tax, labor, civil and environmental lawsuits which are pending at different court levels. The provisions for potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation and require a high level of judgment regarding the matters involved, supported by the positions of external legal advisors. Income tax claims are discussed at the current and deferred income tax section (note 11).

(a)	Changes in the year
					2025	2024
	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the year	7,100	17,414	2,064	19,054	45,632	56,787
Additions	9,838	9,992	2,081	4,052	25,963	13,125
Reversals	(3,110)	(5,770)	(319)	(1,604)	(10,803)	(15,033)
Interest accrual	1,597	3,856	(48)	178	5,583	2,402
Payments	(7)	(2,912)	(3,364)	(1,990)	(8,273)	(4,326)
Foreign exchange effects	969	2,141	47	2,346	5,503	(7,727)
Other	(10,471)	347	-	(10)	(10,134)	404
Balance at the end of year	5,916	25,068	461	22,026	53,471	45,632
(b)	Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

			2025			2024
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(6,986)	12,903	5,917	(1,118)	8,222	7,104
Labor	(744)	25,812	25,068	(985)	18,394	17,409
Civil	-	460	460	-	2,064	2,064
Environmental	(10)	22,036	22,026	-	19,055	19,055
Balance at the end of the year	(7,740)	61,211	53,471	(2,103)	47,735	45,632

As of December 31, 2025, the Company’s outstanding judicial deposits, that are not presented net of the provisions are USD 9,221 and are recorded as “Other Assets” in the balance sheet (December 31, 2024: USD 13,912).

(c)	Contingent liabilities

Legal claims that have a possible likelihood that an obligation will arise are disclosed in the Company’s consolidated financial statements. The Company does not recognize a liability when it is not probable that an outflow of resources will be required or because the amount of liability cannot be reliably calculated. These legal claims are summarized below:

	2025	2024
Tax (i)	124,072	110,165
Labor (ii)	31,250	24,530
Civil (iii)	13,569	17,821
Environmental (iv)	124,810	106,799
	293,701	259,315

60 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i)	Comments on contingent tax liabilities

The main contingent liabilities relating to tax lawsuits are discussed below.

Income tax over transfers of shares in Peru

Relates to assessments issued by the SUNAT, where the Company was jointly and severally liable for the payment of income tax by a foreign investor, in a supposed capital gain on transfer of shares. The estimated financial effect of this contingent liability is USD 34,560 (2024: USD 41,723).

Compensation for exploration for mineral resources

Relates to assessments issued by the Brazilian National Department of Mineral Production for the alleged failure to pay or underpayment of financial compensation for the exploration of mineral resources (“CFEM”). The estimated financial effect of this contingent liability is USD 16,147 (2024: USD 10,676).

PIS and COFINS tax credit offsetting

Tax proceeding concerning the utilization (offset) of tax credits recognized pursuant to the final judgment of Writ of Mandamus No. 001556.04.2008.4.01.3812, which ruled on the exclusion of ICMS from the PIS and COFINS calculation bases. The matter has been pending before the First Administrative Court since April 9, 2025. The estimated financial effect of this contingent liability is USD 71,600.

(ii)	Comments on contingent labor liabilities

Include several claims filed by former employees, third parties and labor unions and labor public attorney’s office mostly claiming the payment of indemnities related to dismissals, such as overtime, work at night hours, commuting hours, health hazard premiums and hazardous duty premiums, as well as indemnity claims by former employees and third parties based on alleged occupational illnesses, work accidents and payment of social benefits. The individual amount of the claims is not material.

(iii)	Comments on contingent civil liabilities

The civil proceedings identified as potential contingent liabilities are related to indemnity lawsuits filed against the Company, alleging property damages, contractual breaches, personal injuries, consequential damages, loss of prospective earnings, and other general losses. The estimated financial effect of this contingent liability is USD 13,569 (2024: USD 17,821).

(iv)	Comments on contingent environmental liabilities

The main contingent environmental liabilities in Brazil were filed by fishermen communities against the Company for indemnification, compensation for material and moral damages due to alleged pollution of the São Francisco River close to the Company’s Três Marias operation in Brazil. The estimated financial effect of these contingent liabilities is USD 83,072 (2024: USD 93,634).

29	Contractual obligations

Accounting policy

Contractual obligations consist of advance payments received by the Company under a silver streaming agreement, signed with a counterparty (the “Streamer”) and by which referential silver contents found in the ore concentrates produced by the Company’s Cerro Lindo mining unit are sold to the Streamer.

Determining the accounting treatment of silver streaming transactions requires the exercise of high degree of judgment.

The Company assesses whether those advances obtained under this agreement should be recognized as contractual obligations (a sale of a non-financial item) or as a financial liability. For that purpose, the Company takes into consideration factors such as which party is exposed to the operational risk, the risk of access to the resources, the price risk, and assesses whether the transaction involves a sale of an own use asset for the counterparty. In those cases, in which the Company concludes that, in essence, the Streamer shares substantially the operational risks, the resource access and price risks, it delivers a non-financial item that qualifies as an “own use” item; any advance payment obtained is recognized as a contractual obligation in the framework of IFRS 15: Revenue from contracts with customers. Otherwise, the Company would recognize a financial liability in the framework of the provisions of IFRS 9: Financial instruments.

61 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

When a contractual obligation is recognized, the balance is initially recognized at the amount received, and it is subsequently recognized as revenue when the control of the respective assets is transferred, that is, upon the physical delivery of the nonfinancial item (silver certificate). Contractual obligations are recognized within non-current liabilities, except for the portion of silver certificates that are estimated to be delivered over the 12 months following the balance sheet date.

The advance payment obtained under the silver streaming transaction entered by the Company in 2016 is recognized as contractual obligation to the extent that the risk assessment conducted by management indicates the relevant risks are substantially shared with the Streamer and the qualifying conditions of a sale of an “own use” item are met.

The advance payment was recognized as a Contractual obligation and the corresponding revenues are recognized as the silver is delivered, which is the time that the contractual performance obligations are satisfied. The Company delivers the certificates as the silver contents of its concentrate sales are collected from its customers that buy ore concentrates.

The recognition of interest in contractual obligation is based on the opening balance of the year of the contractual obligations applying a market rate percent, representing the effect of passage of time over the length of the Metal Purchase Agreement.

Determination of the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in return for transferring the promised goods to its counterparty. The transaction price is allocated to each performance obligation based on the relative standalone selling prices. In the silver streaming transaction, the Company has variable considerations related to the production capacity of the mine linked to its LOM and to the LME. IFRS 15 requires that for contracts containing variable considerations, the transaction price be continually updated and re-allocated to the transferred goods. For this purpose, the contractual obligations require an adjustment to the transaction price per unit each time there is a change in the underlying production profile of a mine or the expected metal prices. The change in the transaction price per unit results in a retroactive adjustment to revenues in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement or the expected metal prices. A corresponding retroactive adjustment is made to accretion expenses, reflecting the impact of the change in the contractual obligation balance.

Critical accounting estimates, assumptions and judgments

The recognition of revenues and of the contractual obligation related to the silver transaction require the use of critical accounting estimates and assumptions including, but not limited to: (i) allocation of revenues on relative prices; (ii) estimate prices for determining the upfront payment; (iii) discount rates used to measure the present value of future inflows and outflows; and (iv) estimates of LOM, reserves and mineral production.

(a)	Composition

In 2016, the Company entered a silver streaming arrangement for the anticipated sale of a portion of the silver contained in the ore concentrates produced by the Cerro Lindo mining unit, which consisted of i) an upfront payment of USD 250,000 and ii) additional payments at the date of each delivery of the ounces of payable silver equivalent to 10% of the spot price at the date of settlement. In addition, by this agreement, sales of silver certificates to Triple Flag are limited to a total of 19.5 million of the ounces that Nexa Peru sells to its customers.

62 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Once that limit is reached, sales under the streaming will be made for 25% of the silver content in the Nexa Peru’s sales of concentrate for a period equivalent to the life of said mining unit. Based on the Company’s current production and delivery estimates, this threshold is expected to be reached during the first semester of 2026.

The changes in the contractual obligation are shown below:

	2025	2024
Balance at the beginning of the year	100,958	117,112
Revenues recognition upon ore delivery	(41,577)	(43,662)
Remeasurement adjustment (i)	24,637	21,084
Interest on contractual obligations – note 10	6,744	6,424
Balance at the end of year	90,762	100,958
Current	18,166	31,686
Non-current	72,596	69,272

(i) As of December 2025, the Company recognized a remeasurement adjustment in its contractual obligations of silver streaming with a corresponding reduction in revenues for an amount of USD 24,637 and an increased in accretion for an amount of USD 6,744 (2024: reduction in revenues for an amount of USD 21,084 and an increase in accretion for an amount of USD 6,424), given the higher long-term prices and the updated mine plan for its Cerro Lindo Mining Unit. According to the Company’s silver streaming accounting policy, prices and changes in the LOM given an update in mine plans are variable considerations and the recognized revenue under the streaming agreement should be adjusted to reflect the updated variables.

30	Shareholders’ equity

Accounting policy

Common shares are classified in shareholders’ equity. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium account. Each time the repayment of a share premium is decided, such repayment shall be done pro-rata to the existing shareholders.

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

Shares repurchased under buyback programs that are not cancelled are reported as treasury shares and are deducted from shareholders’ equity. These shares are also deducted in the earnings per share calculation.

(a)	Capital

As of December 31, 2025, the outstanding capital of USD 132,438 (2024: USD 132,438) is comprised of 132,438 thousand subscribed and issued common shares (2024: 132,438 thousand), with par value of USD 1.00 per share. In addition to the subscribed and issued common shares, NEXA also has an authorized, but unissued and unsubscribed share capital set at USD 231,925.

(b)	Share premium

The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the Board of Directors.

(c)	Additional paid-in capital

Additional paid in capital arises from transactions recognized in equity that do not qualify as capital or share premium in accordance with Luxembourg Commercial Companies Act and, therefore, cannot be distributed to the shareholders of the Company.

(d)	Accumulated other comprehensive income

The changes in the accumulated other comprehensive income are as follows:

63 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

	Cumulative translation adjustment	Hedge accounting	Changes in fair value of financial instruments	Total
At January 01, 2023	(272,880)	1,262	(14,213)	(285,831)
Translation adjustment on foreign subsidiaries	81,413	-	-	81,413
Cash flow hedge accounting, net of income tax	-	(537)	-	(537)
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(385)	(385)
Changes in fair value of investments in equity instruments	-	-	(1,466)	(1,466)
At December 31, 2023	(191,467)	725	(16,064)	(206,806)
Translation adjustment on foreign subsidiaries	(184,446)	-	-	(184,446)
Cash flow hedge accounting, net of income tax	-	109	-	109
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(1,037)	(1,037)
Changes in fair value of investments in equity instruments	-	-	(1,256)	(1,256)
At December 31, 2024	(375,913)	834	(18,357)	(393,436)
Translation adjustment on foreign subsidiaries	79,357	-	-	79,357
Cash flow hedge accounting, net of income tax	-	(3,801)	-	(3,801)
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(218)	(218)
Changes in fair value of investments in equity instruments	-	-	126	126
At December 31, 2025	(296,556)	(2,967)	(18,449)	(317,972)
Attributable to NEXA's shareholders				(266,300)
Attributable to non-controlling interests				(51,672)
(e)	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to NEXA’s shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share are calculated using the same net income attributable to NEXA’s shareholders and the weighted average number of ordinary shares adjusted for the effects of all potentially dilutive instruments, if any.

The Company performs an assessment at each reporting date of all outstanding financial instruments and equity-linked arrangements to determine whether they are potentially dilutive in accordance with IAS 33. For the years presented, the Company did not have any outstanding options, warrants, convertible instruments, share-based payment arrangements or any other instruments that could result in the issuance of additional shares. As the Company does not have any potentially dilutive shares, basic and diluted earnings per share are the same.

	2025	2024	2023
Net income (loss) for the year attributable to NEXA's shareholders	132,626	(205,030)	(291,968)
Weighted average number of outstanding shares – in thousands	132,439	132,439	132,439
Earnings (losses) per share - USD	1.00	(1.55)	(2.20)
(f)	Dividend distribution

NEXA

On May 8, 2025, at the annual shareholders' meeting and in accordance with Luxembourg laws, the Company's shareholders approved a cash distribution to shareholders of USD 13,400 as a share premium reimbursement. The cash distribution was paid on June 27, 2025, to shareholders of record as of June 10, 2025.

Nexa Peru

On March 28, 2025, Nexa Peru approved dividends totaling USD 100,000 payable in two equal installments of USD 50,000 each, based on the ownership percentage of each shareholder as of the payment date. Nexa CJM is entitled to receive USD 82,432 for its shares, NEXA USD 179, and the non-controlling interest USD 17,389. The first installment of USD 8,717 was paid on April 30, 2025, and the second of USD 8,103 was paid on September 30, 2025. During 2025, Nexa Peru also paid USD 359 related to previous periods in dividends to non-controlling interests.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Pollarix

During 2025, Pollarix S.A. approved total dividends amounting to USD 50,231 (BRL 275,668), comprising USD 10,332 (BRL 56,713) allocated to Nexa BR and USD 39,899 (BRL 218,975) the portion allocated to non-controlling interests, USD 17,088 (BRL 93,726) was paid during 2025. The remaining balance, including dividends from 2025 and residual amounts from prior years, totaling USD 24,853 (BRL 133,344), was fully settled on January 19, 2026, as disclosed in Note 32. As a result, 100% of the dividends approved in 2025 were fully liquidated.

Enercan

On April 30, 2025, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders related to the 2024 fiscal year, entitling the Company’s subsidiary Pollarix to receive USD 20,370 (BRL 112,216).

On December 19, 2025, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders, entitling the Company’s subsidiary Pollarix to receive USD 3,465 (BRL 20,199).

During 2025, Pollarix received in cash a total amount of USD 23,836 (BRL 132,415), including: (i) USD 10,099 (BRL 56,108) related to the June distribution; (ii) USD 6,061 (BRL 33,665) related to August; and (iii) USD 7,675 (BRL 42,642) related to November and December, from the outstanding dividend amount.

(g)	Non-controlling interest
Summarized balance sheet	NEXA PERU		Pollarix S.A.
	2025	2024	2025	2024
Current assets	847,874	840,727	44,390	21,597
Current liabilities	427,941	381,329	36,714	8,169
Current net assets	419,933	459,398	7,676	13,428

Non-current assets	1,495,772	1,176,393	60,627	53,843
Non-current liabilities	518,914	422,555	7,647	11,099
Non-current net assets	976,858	753,838	52,980	42,744

Net assets	1,396,791	1,213,236	60,656	56,172

Accumulated non-controlling interests	242,227	205,102	44,402	42,569

Summarized income statement	NEXA PERU		Pollarix S,A,
	2025	2024	2025	2024
Net revenues	1,063,503	881,122	32,845	27,919
Net (loss) gain for the year	276,866	(41,999)	46,783	28,959
Other comprehensive income	-	-	7,932	(14,886)
Total comprehensive income for the year	276,866	(41,999)	54,715	14,073

Comprehensive income attributable to non-controlling interests	53,258	(5,229)	43,459	15,026
Dividends paid to non-controlling interests	17,179	5,938	17,088	14,616

Summarized statement of cash flows	NEXA PERU		Pollarix S,A,
	2025	2024	2025	2024
Net cash provided by (used in) operating activities	152,509	244,940	27,532	(11,615)
Net cash used in investing activities	(155,881)	(108,007)	3,185	2,130
Net cash (used in) provided by financing activities	(113,055)	(16,245)	(2,462)	13,783
(Decrease) increase in cash and cash equivalents	(116,427)	120,688	28,255	4,298

On January 15, 2025, Nexa El Porvenir paid USD 3,453 and non-controlling shareholders paid USD 1,864 for the subscription of newly issued shares of Nexa Atacocha. Since Nexa El Porvenir subscribed to its portion of the capital increase in December 2024, while non-controlling shareholders completed their subscription in January 2025, its ownership interest in Nexa Atacocha decreased from 86.65% as of December 31, 2024, to 82.11%. Nexa El Porvenir recognized a gain of USD 1,005 from the dilution of its ownership interest, due to Atacocha’ s negative equity, which was recorded in equity attributable to Nexa’s controlling interest, while a loss of USD 1,016 was allocated to the non-controlling shareholders.

65 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

On July 17, 2025, Nexa El Porvenir, which owned 82.11% of Nexa Atacocha, launched a Voluntary Public Tender Offer (OPA) through the Lima Stock Exchange (BVL), under the supervision of the Peruvian Securities Market Authority (SMV), to acquire up to the remaining 17.89% of Atacocha’s shares held by non-controlling interests. The tender offer remained open until September 3, 2025.

Following the completion of Tender Offer, 0.89% of the shares were acquired for USD 502, resulting in an increase in Nexa El Porvenir’s controlling ownership interest in Nexa Atacocha from 82.11% to 83.00%.

As a result, the non-controlling interest decreased from 17.89% to 17.00. Consequently, a total reduction of USD 502 was recorded in equity, of which USD 492 was recognized in retained earnings attributable to the controlling interest and USD 10 to the non-controlling interest.

31	Impairment of long-lived assets

Accounting policy

Impairment of goodwill

As part of the impairment testing procedures, the goodwill arising from a business combination is allocated to a CGU or groups of CGUs that are expected to benefit from the related business combination and is tested at the lowest level that goodwill is monitored by management. Goodwill is tested annually for impairment, regardless of whether there has been an impairment indicator or, more frequently, if circumstances indicate that the carrying amount may not be recovered.

Impairment of long-lived assets

The Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU, including goodwill balance, may not be recovered. If any indicator exists, such as a change in forecasted commodity prices, a significant increase in operational costs, a significant decrease in production volumes, a reduction in LOM, the cancelation or significant reduction in the scope of a project, foreign exchange rate, market conditions or unusual events that can affect the business, the Company estimates the recoverable amount of the assets or CGUs.

The recoverable amount is estimated by reference to the higher of an assets or CGUs fair value less cost of disposal (“FVLCD”) and its value in use (“VIU”). The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the asset is tested as part of a larger CGU to which it belongs.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is reduced to its recoverable amount. Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. Generally, the opposite of indicators that gave rise to an impairment loss would be considered indicators that impairment losses might have to be reversed.

If the underlying reasons for the original impairment have been removed or the service potential of the asset or CGU has increased, an assessment of impairment reversals is performed by the Company. Reversals of impairment losses that arise simply from the passage of time or related with prior goodwill impairments are not recognized.

For individual assets, if there is any indicator that an asset become unusable by damage or a decision that would lead the asset to not contribute economically to the Company, it is impaired. In addition, greenfield projects for which the Company decides to quit exploration and there is no expectation that in the future will bring cash inflows are also impaired.

Impairment of exploration and evaluation costs and development projects costs

Exploration assets (greenfields) representing mineral rights acquired in business combinations, mineral rights, and other capitalized exploration and evaluation costs, as well as development projects costs capitalized included in Property, plant and equipment are tested for impairment individually or allocated in aggregation with CGU or groups of CGUs that include producing assets, when applicable, through FVLCD when there are indicators that capitalized costs might not be recoverable. The allocation of exploration and evaluation costs, and development project costs to CGUs or group of CGUs is based on 1) expected synergies or share of producing assets infrastructure, assets and/or processing facilities 2) legal entity level, and 3) country level. When testing a CGU or a group of CGUs that include exploration and evaluation costs and development project costs, the Company performs the impairment test in two steps. In the first step, producing assets or group of producing assets, and exploration and evaluation costs and development projects costs that are not expected to share infrastructure assets are tested for impairment on an individual basis. In the second step, exploration and evaluation costs and development project costs that shared infrastructure assets and/or processing facilities are allocated to a CGU or a group of CGUs and tested for impairment on a combined basis.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Valuation methods and assumptions for recoverable amount based on FVLCD

FVLCD

FVLCD is an estimate of the price that the Company would receive to sell an asset, CGU or group of CGUs in an orderly transaction between market participants at the measurement date, less the cost of disposal. FVLCD is not an entity-specific measurement but is focused on market participants’ assumptions for a particular asset when pricing the asset. FVLCD is estimated by the Company using discounted cash flows techniques (using a post-tax discount rate) and market past transaction multiples (amount paid per ton of minerals for projects in similar stages) for greenfield projects for which resources allocation is under review, although the Company considers observable inputs, a substantial portion of the assumptions used in the calculations are unobservable. These cash flows are classified as level 3 in the fair value hierarchy. No CGUs are currently assessed for impairment by reference to a recoverable amount based on FVLCD classified as level 1 or level 2.

VIU

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its current condition and its residual value. VIU is determined by applying assumptions specific to the Company’s continued use and does not consider enhancements or future developments. These assumptions are different from those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) than a FVLCD calculation. Additionally, it is applied to the estimated future cash flows a pre-tax discount rate.

Forecast assumptions

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, and closure, restoration, and environmental costs. The resulting estimates are based on detailed LOM and long-term production plans. When calculating FVLCD, these forecasts include capital and operating expenditures related to expansions and restructurings of both brownfield and greenfield projects that a market participant would consider in seeking to obtain the highest and best use of the asset, considering their evaluation, eventual changes in their scope or feasibility, and their development stage.

The cash flow forecasts may include net cash flows expected to be realized from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Such non-reserve material is only included if the Company has a high level of confidence that it will be converted to reserves. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing ore reserves, as well as on the historical internal conversion ratio. Typically, the additional evaluation required for conversion to reserves of such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the producing mine.

For purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s internal price forecasts that also reflects the view of market participants. The internal price forecasts are developed using a robust model that incorporates market-based supply, demand and cost data. The internal price forecasts used for ore reserve estimation testing and the Company’s strategic planning are generally consistent with those used for the impairment testing.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Cost levels incorporated in the cash flow forecasts are based on the current LOM plan and long-term production plan for the CGU, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan considers all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore, process recoveries and capacities of processing equipment that can be used. The LOM plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

The discount rates applied to the future cash flow forecasts represent the Company’s estimate of the rate that a market participant would apply to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Company’s weighted average cost of capital is generally used for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate.

With respect to the estimated future cash flows of capitalized exploration assets and development projects, for some assets the Company applies a price to net assets value ratio discount in order to reflect the inherent risk of such projects and that are neither adjusted in the discount rate nor in the future cash flows. The discount is based on the stage of the project and the type of metal.

Critical accounting estimates, assumptions and judgments - Impairment of long-lived assets

Impairment is assessed at the CGU level. A CGU is the smallest identifiable asset or group of assets that generates independent cash inflows. Judgment is applied to identify the Company’s CGUs, particularly when assets belong to integrated operations, and changes in CGUs could impact impairment charges and reversals.

External and internal factors are quarterly monitored for impairment indicators. Judgment is required to determine, for example, whether the impact of adverse spot commodity price movements is significant and structural in nature. Also, the Company’s assessment of whether internal factors, such as an increase in production costs and delays in projects, result in impairment indicators requires significant judgment. Among others, the long-term zinc price, foreign exchange rate considering Brazilian real (BRL) per US dollar (USD) for Brazilian operations, and the discount rate may have a significant impact on the Company’s’ impairment estimations.

The process of estimating the recoverable amount involves the use of assumptions, judgment and projections for future cash flows. These calculations use cash flow projections based on financial and operational budgets for a five-year period. After the five-year period, the cash flows are extended until the end of the useful LOM or indefinitely for the smelters. The smelters cash flows do not use growth rates in the cash flow projections of the terminal value. Management’s assumptions and estimates of future cash flows used for the Company’s impairment testing of goodwill and long-lived assets are subject to risk and uncertainties, including metal prices and macroeconomic conditions, which are particularly volatile and partially or totally outside the Company’s control. Future changes in these variables may differ from management’s expectations and may materially change the recoverable amounts of the CGUs.

Impairment test analysis

Throughout 2025, the Company, at each reporting date, assessed whether there were indicators that the carrying amount of an asset, goodwill, or cash generation unit (CGU) might not be recoverable, or if a previously recorded impairment needed to be reversed for its entire CGU located in Brazil and Peru.

Goodwill assessment

During 2025 Nexa conducted its annual impairment test for the CGUs to which goodwill has been previously allocated including Mining Peru group of CGUs (composed of Cerro Pasco and Cerro Lindo CGUs), Cajamarquilla and Juiz de Fora in accordance with the assumptions and projections outlined in the Company’s strategic planning process. As a result, no impairment was identified.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Cerro Pasco CGU

The Company identified indicators of reversal, primarily driven by the increase of short-term and long-term metal prices. As a result, an impairment reversal of USD 108,005 was recognized at the CGU Cerro Pasco against the income statement.

Impairment test summary

In summary, for the year 2025, Nexa recognized the following impairment loss/reversal:

Impairment (losses) reversals	2025	2024	2023
Magistral Project	-	(58,435)	-
Cerro Pasco CGU	108,005	22,206	(42,660)
Morro Agudo	-	10,291	(59,002)
Pukaqaqa Project	-	3,978	-
Other individual assets	(16,299)	(10,910)	(12,976)
Total	91,706	(32,870)	(114,643)
(a)	Key assumptions used in impairment tests

The recoverable amounts for each CGU were determined based on the FVLCD method, which were higher than those determined based on the VIU method.

The Company identified long-term metal prices, discount rate, exchange rate considering Brazilian real (BRL), and LOM as key assumptions in determining the recoverable amounts, due to the material impact such assumptions may have on the recoverable value. Part of these assumptions are summarized below:

	2025	2024	2023
Long-term zinc price (USD/t)	3,120	2,930	2,800
Discount rate (Peru)	7.08%	7.08%	7.22%
Discount rate (Brazil)	7.63%	7.64%	8.02%
Exchange rate (BRL x USD)	5.43	5.66	4.84
Brownfield projects - LOM (years)	From 3 to 25	From 3 to 25	From 4 to 21

(i) Although LOM is a key assumption, based on current facts and circumstances, including recent historical information, management does not consider a change in this assumption to be reasonably possible. Historically, LOM has remained stable or increased by one to two years, and given the current stage of mining operations, a significant reduction in LOM is not expected.

(b)	Impairment reversal – Cerro Pasco CGU

As mentioned above, the impairment reversal was identified at the CGU level, not being directly related to a single asset. Then, the impairment reversal was allocated on a pro-rata basis to the following assets:

	Carrying amount prior to impairment reversal	Impairment reversal	Carrying amount after impairment reversal
Property, plant and equipment	292,466	17,448	309,914
Intangible assets	155,528	90,558	246,086
Other net liabilities	(53,772)	-	(53,772)
	394,222	108,005	502,228

The Company performed a stress test on the key assumptions used in the calculation of the recoverable amount of the CGU Cerro Pasco as follows:

Scenario	Impairment Reversal	Excess over recoverable amount	Current Long-term zinc price (USD/t)	Current Discount rate (Peru)
Base case	108,005	33,502	3,120	7.08%

Assumption	Stress test Scenario	Stress on Assumption	After Stress test scenario
			Impairment Reversal	Impact	Excess over recoverable amount	Impact
Long-term zinc price (USD/t)	5% Decrease	2,964	75,328	(32,677)	-	(33,502)
Discount rate (Peru)	5% Increase	7.43%	108,005	-	18,643	(14,859)

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(c)	Sensitivity analysis –Tested CGUs and Cajamarquilla Goodwill

The Company estimated the amount by which the value assigned to the key assumptions must change in order for the assessed CGU recoverable amount, which was not impaired, to be equal to its carrying amount:

CGU	Excess over recoverable amount	Decrease in Long term Zinc (USD/t)		Increase in WACC		Appreciation of BRL over USD(i)
		Change	Price	Change	Rate	Change	Price
Três Marias System	458,634	(14.41%)	2,670	111.02%	14.94%	(13.46%)	4.70
Juiz de Fora	51,351	(8.04%)	2,869	24.96%	8.85%	(3.77%)	5.23
Aripuaña	633,312	(30.26%)	2,176	113.29%	15.10%	(22.70%)	4.20
Cerro Pasco	33,502	(2.53%)	3,041	11.54%	8.51%	-	-
Cerro Lindo	431,471	(36.33%)	1,987	133.08%	17.78%	-	-
Mining Peru	258,550	(11.24%)	2,769	43.88%	10.98%	-	-
Cajamarquilla	730,640	(51.36%)	1,518	94.11%	14.81%	-	-

(i) These analyses are only applicable to Três Marias System, Juiz de Fora and Aripuanã CGUs, as these are in Brazil and their functional currency is BRL. Therefore, the appreciation of BRL over USD impacts the operational cost and expense, reducing the recoverable amount of these CGUs in USD, for consolidated purposes.

32	Long-term commitments
(a)	Projects evaluation

In December 2021, the Group submitted a request for the Modification of the Environmental Impact Assessment (MEIA) for the Magistral Project to the National Environmental Certification Agency (SENACE), through the applicable legal process. During the review process, the Peruvian Water Authority (ANA) and the Protected Natural Areas Service - (SERNANP) issued unfavorable observations. On May 24, 2024, SENACE formally rejected the MEIA.

On February 8, 2024, the Peruvian Government approved an extension of the deadline for fulfilling the Accreditable Investment Commitment under the Magistral Transfer Contract, extending it from September 2025 to August 2028. As of December 31, 2025, the unexecuted amount under this commitment totaled USD 323,000.

In December 2021, the Group submitted a request for the Modification of the Environmental Impact Assessment (MEIA) for the Magistral Project to the National Environmental Certification Agency (SENACE), through the applicable legal process. During the review process, the Peruvian Water Authority (ANA) and the Protected Natural Areas Service - (SERNANP) issued unfavorable observations. On May 24, 2024, SENACE formally rejected the MEIA.

On April 30, 2025, the Peruvian Government formally acknowledged the rejection of the MEIA as a force majeure event, leading to the suspension of the obligation to fulfill the investment commitment. As stipulated in the Magistral Transfer Contract, NEXA and the Government must now engage in direct negotiations to assess the impact of this majeure force event on the project’s execution. As of the date of this report, the deadline to fulfill the Accreditable Investment Commitment remains suspended, as does the potential application of the related penalty in the amount of USD 97,029.

(b)	Environmental Guarantee for Dams

As of December 31, 2025, there have been no changes to the regulatory framework related to the environmental guarantee requirements established under Decree 48,747/2023 and its amendments. NEXA submitted its guarantee proposal in September 2024 and provided a guarantee for BRL 60,728 (approximately USD 11,128), representing 50% of the required amount by December 31, 2024. A new Decree, published on December 31, 2024, established that the timeline for the remaining installments will begin only after the approval of the proposal by the environmental agency. NEXA is still awaiting this approval before proceeding with the remaining obligations.

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Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

33	Events after the reporting period
(a)	Payments of dividends to non-controlling interest

On January 19, 2026, Pollarix paid interim dividends related to previous quarters, totaling USD 31,290 (BRL 167,880). Of this amount, USD 24,853 (BRL 133,344) was fully settled to non-controlling interests, while USD 6,437 (BRL 34,535) was paid to Nexa BR.

(b)	Tax claim payments

In January of 2026, the Company paid the amount of US$ 12,210 regarding specific Peruvian uncertain income tax discussions of other expenses as explained in note 11 (d). Such payment was placed before the courts, and a provision may be recorded against such amount in the future if the likelihood of loss becomes probable, or the payments could be recoverable in cash if the Company prevails in these discussions. This payment did not change Nexa´s legal position or estimate related to the tax discussion on December 31, 2025.

(c)	Share premium reimbursement

On February 26, 2026, the Company’s Board of Directors recommended, subject to approval by the Company’s Annual General Meeting expected to be held on or around June 26, 2026, a cash distribution to the Company’s shareholders of approximately USD 17,454 to be paid on August 26, 2026, as share premium reimbursement, in accordance with the dividend policy effective since January 2025.

*.*.*

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INTERNAL CONTROL OVER FINANCIAL REPORTING

Date: February 26, 2026.

To: Audit Committee of Nexa Resources S.A.

Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness.

Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and our chief financial officer, and effected by our Board of directors, management and other employees, and it is designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of our consolidated financial statements, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based upon the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (“COSO”). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2025.

1

Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting during the fiscal year of 2025, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Sincerely,

Nexa Resources S.A.

By: _____________________________

Name: Juan Ignacio Rosado Gomez de La Torre

Title: President and Chief Executive Officer

By: _____________________________

Name: Jose Carlos Del Valle

Title: Senior VP of Finance and Group CFO

2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Nexa Resources S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessments – Goodwill and long-lived assets

As described in Notes 22 and 31 to the consolidated financial statements, the Company’s goodwill balance was US$ 306,208 thousand as of December 31, 2025, comprised by the goodwill allocated to the following cash generating units (CGU): Cajamarquilla, in the amount of US$ 95,411 thousand, Juiz de Fora, in the amount of US$ 4,374 thousand and Mining Peru group of CGUs, in the amount of US$ 206,423 thousand. Management conducts a goodwill impairment test on an annual basis or, more frequently, if circumstances indicate that the carrying value of goodwill may be impaired. Management also evaluates impairment losses and reversals indicators for the long-lived assets, such as intangible, property plant and equipment and investments in associate companies. Potential impairment is identified by comparing the Fair Value Less Cost of Disposal (FVLCD) of a CGU to its carrying value, including goodwill, when applicable. Fair value is estimated by management using a discounted cash flow model or by market past transaction multiples. Management’s cash flow projections included significant judgments and assumptions mainly related to long-term zinc price and discount rates. The goodwill impairment assessments resulted in no impairment losses. The Company has also tested for impairment the assets that showed indicators of impairment losses and the assets other than goodwill that showed any indication that an impairment loss either no longer exists or has decreased. As a result of these impairment tests, the Company recorded US$ 108,005 thousand of impairment reversal of assets related to Cerro Pasco CGU, and recorded US$ 16,299 thousand of impairment losses, related to other individual assets.

The principal considerations for our determination that performing procedures relating to impairment assessments of the goodwill and long-lived assets is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the CGUs and individual assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to long-term zinc price and discount rates; and (iii) the audit effort included involving the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessments, including controls related to the significant assumptions. These procedures also included, among others (i) assessing the Company's determination of its cash generating units; (ii) testing management’s process for developing the fair value estimates; (iii) evaluating the appropriateness of the discounted cash flow model used by management; (iv) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (v) evaluating the reasonableness of the significant assumptions used by management related to long-term zinc price and discount rates. Evaluating management’s assumptions related to long-term zinc price and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with external market and industry data; and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the long-term zinc price and discount rates used.

Cerro Lindo tax stability agreement

As described in Note 11 to the consolidated financial statements, as it relates to uncertain tax positions on income tax, the Company recognizes liabilities in the consolidated financial statements for the uncertain tax positions when management determines that it is not more-likely-than-not that the positions will be sustained upon examination by the tax authorities. No liability is accrued in the consolidated financial statements for uncertain tax positions when the Company determines that it is more-likely-than-not that the positions will be sustained upon examination by the tax authorities; these uncertain tax positions are disclosed. The Company’s liability accrued and uncertain tax positions disclosed related to the Cerro Lindo stability agreement are US$ 130,709 thousand and US$ 167,190 thousand, respectively, as of December 31, 2025.

The principal considerations for our determination that performing procedures relating to Cerro Lindo stability agreement is a critical audit matter were (i) the significant judgment by management when assessing whether it is not more-likely-than-not that the Company’s tax positions will be sustained upon examination by the tax authority, and in determining whether the amount of the loss or range of loss can be reasonably estimated and (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to management’s assessment of the uncertain tax positions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of Cerro Lindo stability agreement, including controls over assessing whether a liability should be accrued or a disclosure should be made, and when determining whether the amount of the loss or range of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others (i) confirming with internal and external legal counsel the possibility or probability of an unfavorable outcome and the extent to which the loss or range of loss is reasonably estimable; (ii) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is more-likely-than-not and reasonably estimable; and (iii) evaluating the sufficiency of the Company’s disclosures.

/s/PricewaterhouseCoopers Auditores Independentes Ltda.

Curitiba, Brazil

February 26, 2026

We have served as the Company’s auditor since 2001.